Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

February 7, 2011

among

KINDRED HEALTHCARE, INC.,

KINDRED HEALTHCARE DEVELOPMENT, INC.

and

REHABCARE GROUP, INC.

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

		Page

Section 10.13.	Specific Performance	81

ARTICLE 11	DEFINITIONS	81

Section 11.01.	Definitions	81
Section 11.02.	Other Definitional and Interpretative Provisions	92

Annex I	Form of Certificate of Incorporation Surviving Corporation

-iv-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of February 7, 2011 among Kindred Healthcare, Inc., a Delaware corporation (“Parent”), Kindred Healthcare Development, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Subsidiary”), and RehabCare Group, Inc., a Delaware corporation (the “Company”).

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, the Company shall merge with and into Parent with Parent surviving the Merger, pursuant to which each outstanding share of Company Common Stock shall be canceled and converted into the right to receive the Merger Consideration, except for shares of Company Common Stock to be canceled pursuant to Section 1.02(b), except for Dissenting Shares, and except for certain Company Restricted Shares pursuant to the last sentence of Section 1.05(d);

WHEREAS, the Company Board has authorized and adopted this Agreement and resolved that this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of Delaware Law, are advisable, fair to and in the best interests of the Company and the holders of Company Common Stock;

WHEREAS, the Parent Board has authorized and adopted this Agreement and resolved that this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of Delaware Law, are advisable and in the best interests of Parent and the holders of Parent Common Stock;

WHEREAS, the board of directors of Merger Subsidiary has authorized and adopted this Agreement;

WHEREAS, the Company Board, as of the date hereof, has resolved to recommend that the holders of Company Common Stock vote to approve the Merger and this Agreement upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the Parent Board, as of the date hereof, has resolved to recommend that the holders of Parent Common Stock vote to approve the Merger and this Agreement upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

THE MERGER

Section 1.01. The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, the Company shall be merged (the “Merger”) with and into Parent in accordance with Delaware Law, whereupon the separate existence of the Company shall cease, and Parent shall be the surviving corporation (the “Surviving Corporation”). Notwithstanding the foregoing, either of Parent or the Company may (i) at any time prior to the Effective Time with the consent of the other party, which consent shall not be unreasonably withheld or delayed, or (ii) immediately prior to the Effective Time, by written notice to (but without requiring the consent of) the other party, elect to change the method of effecting the transaction by providing for a merger of Merger Subsidiary with and into the Company (a “Subsidiary Merger Election”), in which case (A) all references in this Agreement to the Merger shall be deemed references to the merger of Merger Subsidiary with and into the Company and (B) the Company shall be the Surviving Corporation.

(b) Subject to the provisions of Article 8, the closing of the Merger (the “Closing”) shall take place at the offices of Cleary Gottlieb Steen and Hamilton LLP, One Liberty Plaza, New York, New York, as soon as possible, but in any event no later than three Business Days after the date the conditions set forth in Article 8 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree (the “Closing Date”).

(c) Upon the Closing, the Company and Parent (or Merger Subsidiary, in the event of a Subsidiary Merger Election) shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of Delaware Law. The Merger shall become effective at such time (the “Effective Time”) as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (or at such later time as permitted by Delaware Law as Parent and the Company shall agree and shall be specified in the Certificate of Merger).

(d) The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, the Surviving Corporation shall possess all the properties, rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Parent (or Merger Subsidiary, in the event of a Subsidiary Merger Election), all as provided under Delaware Law.

Section 1.02. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Subsidiary or the holders of any shares of Company Common Stock or any shares of capital stock of Parent or Merger Subsidiary:

(a) except as otherwise provided in Section 1.02(b), Section 1.04 or Section 1.05(d), each share of Company Common Stock (including each Company Restricted Share that vests in accordance with Section 1.05(d) hereof) outstanding immediately prior to the Effective Time shall be converted into the right to receive a combination of (i) 0.471 of a validly issued, fully paid and nonassessable share of Parent Common Stock (such per share amount, the “Stock Consideration”) and (ii) $26.00 in cash, without interest (such per share amount, the “Cash Consideration” and, together with the Stock Consideration and any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 1.06(b), the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) and each uncertificated share of Company Common Stock (an “Uncertificated Share”) which immediately prior to the Effective Time was registered to a holder on the stock transfer books of the Company, shall thereafter represent only the right to receive the Merger Consideration;

(b) each share of Company Common Stock held by the Company or any of its wholly-owned Subsidiaries or owned by Parent or any of its wholly-owned Subsidiaries immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto;

(c) each share of capital stock of Parent outstanding immediately prior to the Effective Time shall remain outstanding and shall not be affected by the Merger; and

(d) in the event of a Subsidiary Merger Election, each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 1.03. Surrender and Payment.

(a) Prior to the Effective Time, Parent shall appoint a commercial bank or trust company that is reasonably satisfactory to the Company (the

“Exchange Agent”) for the purpose of paying the Merger Consideration to the holders of Company Common Stock and shall enter into an Exchange Agent Agreement with the Exchange Agent. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit (from and after the Effective Time) of the holders of shares of Company Common Stock, for payment and exchange in accordance with this Section 1.03 through the Exchange Agent, (i) book-entry shares (which, to the extent subsequently requested, shall be exchanged for certificates) representing the total number of shares of Parent Common Stock issuable as Stock Consideration and (ii) cash sufficient to pay the aggregate Cash Consideration. In addition, Parent shall deposit, or cause to be deposited, with the Exchange Agent, from time to time as needed, cash sufficient to make payments in lieu of fractional shares payable pursuant to Section 1.06(b) and to pay any dividends or other distributions payable pursuant to Section 1.03(f). All book-entry shares and cash deposited with the Exchange Agent pursuant to this Section 1.03(a) shall herewith be referred to as the “Exchange Fund”. Promptly after the Effective Time (and in any event within two Business Days following the Closing Date), Parent shall send, or shall cause the Exchange Agent to send, to each Person who was, immediately prior to the Effective Time, a holder of record of shares of Company Common Stock entitled to receive payment of the Merger Consideration pursuant to Section 1.02(a) a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such payment.

(b) Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Common Stock represented by a Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. If, after the Effective Time, Certificates or Uncertificated Shares are presented to Parent, the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and converted into the right to receive only the Merger Consideration to the extent provided for, and in accordance with and subject to the procedures set forth, in this Article 1.

(e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 1.03(a) that remains unclaimed by the holders of shares of Company Common Stock six months after the Effective Time shall be delivered to Parent or otherwise on the instruction of Parent, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 1.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Common Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time, and no payment in lieu of fractional shares pursuant to Section 1.06(b), will be paid to the holders of any unsurrendered Certificates or Uncertificated Shares with respect to the shares of Parent Common Stock issuable upon surrender thereof until the holder of such Certificates or Uncertificated Shares shall surrender such Certificates or Uncertificated Shares in accordance with the terms of this Section 1.03. Subject to Applicable Law, promptly following the surrender of any such Certificates or Uncertificated Shares, the Exchange Agent shall deliver to the holders thereof, without interest, any dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock and, at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

Section 1.04. Dissenting Shares. Notwithstanding any provision in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such shares in accordance with Section 262 of Delaware Law (collectively, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration. From and after the Effective Time, a holder of Dissenting Shares shall not have, and shall not be entitled to exercise, any of the voting rights or other rights of a holder of shares of the Surviving Corporation. If, after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal under Section 262 of Delaware Law, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 1.05. Stock Options and Other Equity Awards.

(a) Stock Plans. At or prior to the Effective Time, the Company shall take all reasonable actions (including obtaining any necessary determinations and/or resolutions of the board of directors of the Company (the “Company Board”) or a committee thereof and amending any Stock Plan) to terminate each Stock Plan without any further liability on the part of the Company, the Surviving Corporation, Parent or any of their respective Subsidiaries, except as expressly set forth in this Section 1.05.

(b) Options. At the Effective Time, other than with respect to any option to purchase shares of Company Common Stock granted pursuant to the ESPP, the treatment of which is addressed separately in Section 1.05(c) below, each outstanding Company Stock Option, whether or not then exercisable or vested, shall become fully vested and be cancelled in exchange for the right to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than the earliest of: (i) three Business Days after the Effective Time, (ii) the end of the year in which the Effective Time occurs, or (iii) the expiration of the original term of such Company Stock Option outstanding as of the Effective Time), an amount in cash equal to the product of (A) the total number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, multiplied by (B) the excess, if any, of (x) the sum of the product of the Stock Consideration multiplied by the volume-weighted average price, rounded to the nearest one-tenth of a cent, of Parent Common Stock as reported by the NYSE for the five trading days immediately preceding the Closing Date plus the Cash Consideration over (y) the exercise price per share of Company Common Stock subject to such Company Stock Option, without interest and less any applicable taxes required to be withheld with respect to such payment. As used herein, the term “Company Stock Option” shall mean any outstanding option to purchase shares of Company Common Stock granted under any Stock Plan or otherwise. As of the Effective Time, each Company Stock Option for which the exercise price per share of Company Common Stock exceeds the Merger Consideration (based on a valuation of the Stock Consideration as set forth in clause (x) of Section 1.05(b)) shall be canceled and have no further effect, with no right to receive any consideration therefor. As of the Effective Time, all other Company Stock Options shall no longer be outstanding and shall automatically cease to exist and shall become only the right to receive the option consideration described in this Section 1.05(b), and, without limiting the foregoing, the Company Board or the appropriate committee thereof shall take all necessary action to effect such cancellation.

(c) Employee Stock Purchase Plan. As soon as practicable following the date of this Agreement, the Company Board or the appropriate committee of the Company Board shall take all reasonable actions, including adopting any necessary resolution, to (i) terminate the Company’s Employee Stock Purchase Plan (the “ESPP”) as of immediately prior to the Closing Date, (ii) ensure that no offering period shall be commenced on or after the date of this Agreement, (iii) if the Closing shall occur prior to the end of the offering period in existence under the ESPP on the date of this Agreement, cause a new exercise date to be set under the ESPP, which date shall be the business day immediately prior to the anticipated Closing Date, (iv) prohibit participants in the ESPP from altering their payroll deductions from those in effect on the date of this Agreement (other than to discontinue their participation in the ESPP in accordance with the terms and conditions of the ESPP), and (v) provide that the amount of the accumulated contributions of each participant under the ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase shares of Company Common Stock in accordance with the terms and conditions of the ESPP (as amended pursuant to this Section 1.05(c)), be refunded to such participant as promptly as practicable following the Effective Time (without interest).

(d) At or immediately prior to the Effective Time, (i) each outstanding Company Restricted Share subject solely to time-based vesting conditions shall vest and become free of other lapsing restrictions, and (ii) with respect to outstanding Company Restricted Shares subject to performance-based vesting conditions, as indicated in Section 3.05 of the Company Disclosure Schedule, the number of Company Restricted Shares which would vest upon the attainment of target performance, as set out in the applicable award agreement, shall vest and become free of other lapsing restrictions. As of the Effective Time, all Company Restricted Shares which vest in accordance with this Section 1.05(d) shall be canceled and converted into the right to receive the Merger Consideration in accordance with Section 1.02(a). All Company Restricted Shares that remain unvested as a result of the applicable performance targets as described above shall be canceled without consideration therefor and the Company Board or the appropriate committee thereof shall take all necessary action to effect such cancellation.

Section 1.06. Adjustments; Fractional Shares.

(a) If, during the period between the date of this Agreement and the Effective Time (i) any change in the outstanding shares of Company Common Stock shall occur, as a result of any reclassification, recapitalization, stock split

(including reverse stock split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Merger Consideration or any such other amounts payable pursuant to this Agreement or (ii) any change in the outstanding shares of Parent Common Stock shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, the Stock Consideration pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Stock Consideration payable pursuant to this Agreement. Nothing in this Section 1.06(a) shall be construed to limit any restrictions that may arise under other provisions of this Agreement on actions of the Company, Parent or any of their respective Subsidiaries that would cause such an adjustment.

(b) No certificates or scrip representing fractional shares of Parent Common Stock or book-entry credit of same will be issued upon the surrender for exchange of shares of Company Common Stock, but in lieu thereof each holder of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock upon surrender for exchange of Company Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive an amount of cash (rounded up to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the volume-weighted average price, rounded to the nearest one-tenth of a cent, of Parent Common Stock as reported by the NYSE for the five trading days immediately preceding the Closing Date. Payment shall occur as soon as practicable after the determination of the amount of cash, if any, to be paid to each former holder of Company Common Stock with respect to any fractional shares and following compliance with the surrender and payment procedures set forth in Section 1.03 and in the letter of transmittal. No dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional shares and such fractional share interest shall not entitle the owner thereof to any rights of a shareholder of Parent.

Section 1.07. Withholding Rights. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any Applicable Law, including federal, state, local or foreign Tax law, and if any such amounts are deducted and withheld, Parent shall, or shall cause the Surviving Corporation to, as the case may be, timely pay such amounts to the appropriate Government Authority. If the Exchange Agent, Parent or the Surviving Corporation, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common

Stock in respect of which the Exchange Agent, Parent or the Surviving Corporation, as the case may be, made such deduction and withholding.

Section 1.08. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct (or in such amount as the Exchange Agent may direct in accordance with its standard procedures), as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate, as contemplated by this Article 1.

ARTICLE 2

THE SURVIVING CORPORATION

Section 2.01. Articles of Incorporation. The certificate of incorporation of Parent in effect at the Effective Time (or, in the event of a Subsidiary Merger Election, the certificate of incorporation of the Company shall be amended in its entirety as set forth on Annex I and, as amended) shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 2.02. Bylaws. The bylaws of Parent (or, in the event of a Subsidiary Merger Election, of Merger Subsidiary) in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 2.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) subject to Section 6.07, the directors of Parent (or, in the event of a Subsidiary Merger Election, the directors of Merger Subsidiary) at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Parent (or, in the event of a Subsidiary Merger Election, the officers of Merger Subsidiary) at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company SEC Documents filed with or furnished to the SEC by the Company on or after March 8, 2010 and publicly available prior to the date of this Agreement (but excluding any risk factor section, any disclosures in any section relating to forward looking statements and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or (ii) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 3.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as conducted as of the date hereof. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Prior to the date of this Agreement, the Company has made available to Parent in the Company Data Room true and complete copies of the Organizational Documents of the Company as in effect on the date of this Agreement.

Section 3.02. Corporate Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock in connection with the consummation of the Merger (the “Company Shareholder Approval”), to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) The Company Shareholder Approval is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger.

(c) At a meeting duly called and held, the Company Board has unanimously (i) determined that this Agreement and the transactions contemplated hereby are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, and (iii) directed that this Agreement be submitted to the Company’s stockholders and resolved to recommend approval and adoption of this Agreement by the Company’s stockholders (such recommendation, the “Company Board Recommendation”).

Section 3.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, filing with, or notice to, any Governmental Authority other than (a) as disclosed in Section 3.03(a) of the Company Disclosure Schedule, (b) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (c) compliance with any applicable requirements of the HSR Act and under any comparable merger control laws of foreign jurisdictions, if applicable (the consents, approvals orders, authorizations, registrations, declarations and filings required under or in connection with any of the foregoing clauses (a), (b) and (c) above, the “Required Governmental Authorizations”), (d) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable U.S. state or federal securities laws, (e) compliance with any requirements of the NYSE, and (f) any actions, filings or notices the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or materially delay or impair the ability of the Company to perform its obligations or consummate the transactions contemplated by this Agreement.

Section 3.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of the Company or any of its Subsidiaries, (b) assuming compliance with the matters referred to in Section 3.03(a) through Section 3.03(e), contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 3.03(a) through Section 3.03(e), require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, except for such contraventions, conflicts and violations referred to in clause (b), such failures to obtain any such consent or other action referred to in clause (c), and such defaults, terminations, cancellations, accelerations, changes, losses or Liens referred to in clauses (c) and (d), that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or materially delay or impair the ability of the Company to perform its obligations or consummate the transactions contemplated by this Agreement.

Section 3.05. Capitalization.

(a) The authorized capital stock of the Company consists of (i) 60,000,000 shares of Company Common Stock and (ii) 10,000,000 shares of

Preferred Stock, par value $0.10 per share (“Company Preferred Stock” and together with the Company Common Stock, the “Company Capital Stock”). Other than the Company Capital Stock, there are no shares of capital stock authorized, issued or outstanding. As of February 4, 2011, there were outstanding (i) 28,934,685 shares of Company Common Stock (of which of an aggregate of 608,321 shares are Company Restricted Shares and 4,002,898 are shares held in treasury), (ii) no shares of Company Preferred Stock and (iii) Company Stock Options to purchase an aggregate of 585,285 shares of Company Common Stock (of which Company Stock Options to purchase an aggregate of 585,285 shares of Company Common Stock were exercisable). As of February 4, 2011, other than 585,285 shares of Company Common Stock reserved for issuance pursuant to outstanding Company Stock Options under the Company’s Directors Stock Plan and 1996 Stock Plan, the Company has no Shares reserved for issuance. All outstanding shares of Company Capital Stock have been, and all shares of Company Capital Stock that may be issued pursuant to any Stock Plan or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid and nonassessable. No Subsidiary of the Company owns any shares of capital stock of the Company. Section 3.05(a) of the Company Disclosure Schedule contains a complete and correct list of (i) each outstanding Company Stock Option, including with respect to each such option the holder, date of grant, exercise price, vesting schedule and number of shares of Company Common Stock subject thereto and (ii) all outstanding Company Restricted Shares, including with respect to each such share the holder, date of grant, vesting schedule and type of vesting schedule.

(b) There are outstanding no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. Except as set forth in Section 3.05(a) and for changes since February 4, 2011 resulting from the exercise of Company Stock Options or the vesting of Company Restricted Shares outstanding on such date, there are no issued, reserved for issuance or outstanding: (i) shares of capital stock or other voting securities of or other ownership interest in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interest in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any capital stock, other voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interest in the Company or (iv) restricted shares, stock appreciation rights, performance units, restricted stock units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities of or ownership interests in, the Company (the items in clauses (i) though (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the

Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(c) Each Company Stock Option (i) was granted in material compliance with all Applicable Law and all of the terms and conditions of the Stock Plan and related grant agreement pursuant to which it was granted, (ii) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant and (iii) has a grant date which was approved by the Company Board or a committee thereof no later than the grant date.

Section 3.06. Subsidiaries.

(a) Section 3.06(a) of the Company Disclosure Schedule sets forth a true and complete list of the name, jurisdiction of organization and equity owner(s) of each direct or indirect Subsidiary of the Company. Each Subsidiary of the Company is a business entity of the type indicated in Section 3.06(a) of the Company Disclosure Schedule, duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers, as applicable, required to carry on its business as conducted as of the date hereof. Each such Subsidiary is duly licensed or qualified to do business as a foreign corporation or other entity, as applicable, and is in good standing in each jurisdiction in which the nature of the business transacted by it or the character of the properties owned or leased by it requires such licensing or qualification, except where the failures to be so licensed or qualified, individually or in the aggregate, have not resulted in, and would not reasonably be expected to result in, a Material Adverse Effect on the Company.

(b) Except as set forth in Section 3.06(a) of the Company Disclosure Schedule, all of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary of the Company, is owned by the Company or a wholly-owned Subsidiary of the Company, if applicable, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no issued, reserved for issuance or outstanding (i) Company Securities or securities of any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities of or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, restricted stock units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities of or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Subsidiary Securities.

Section 3.07. SEC Filings and the Sarbanes-Oxley Act.

(a) The Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 1, 2008 (all reports, schedules, forms, statements, prospectuses, registration statements and other documents filed or furnished by the Company since January 1, 2008, including those filed or furnished subsequent to the date of this Agreement , collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such subsequent filing), each Company SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder, as the case may be.

(c) As of its respective filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company is in compliance with, and have complied since January 1, 2008, in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(f) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and all such material information is made known to the Company’s principal executive officer and principal financial officer.

(g) The Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the 1934 Act) (“internal controls”), including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Company Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries that could have a material effect on the financial statements. Section 3.07(g) of the Company Disclosure Schedule sets forth, based on the Company’s most recent evaluation of internal controls prior to the date of this Agreement, to the Company’s auditors and audit committee (x) any “significant deficiencies” and “material weaknesses” (as such terms are defined by the Public Company Accounting Oversight Board) in the design or operation of internal controls which would be reasonably expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, known to management, that involves management or other employees who have a significant role in internal controls.

(h) Since January 1, 2008, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications were when made complete and correct. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(i) Since January 1, 2008, to the knowledge of the Company, no executive officer or director of the Company has received or otherwise had or obtained knowledge of, and to the knowledge of the Company, no auditor, accountant, or representative of the Company has provided written notice to the Company or any executive officer or director of, any substantive complaint or allegation that the Company or any of its Subsidiaries has engaged in improper accounting practices. Since January 1, 2008, to the knowledge of the Company, no attorney representing the Company or any of its Subsidiaries has reported to the current Company Board or any committee thereof or to any current director or executive officer of the Company evidence of a material violation of United

States or other securities laws or breach of fiduciary duty by the Company or any of its executive officers or directors.

(j) Since December 31, 2009, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any proposed transactions as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act.

Section 3.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements).

Section 3.09. Disclosure Documents. The information supplied by the Company or through its counsel specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented, and at the time it becomes effective under the 1933 Act, not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement at the time the Joint Proxy Statement (and any amendment or supplement thereto) is first sent or given to the holders of Company Common Stock and Parent Common Stock and at the time of the Company Shareholder Meeting and Parent Shareholder Meeting, not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement (and any amendment or supplement thereto), will, when filed with the SEC and distributed or disseminated, as applicable, comply as to form in all material respects with the applicable requirements of the 1934 Act. No representation or warranty is made by the Company with respect to statements made based on information supplied by Parent or Merger Subsidiary or through their counsel specifically for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement.

Section 3.10. Absence of Certain Changes. (a) Since September 30, 2010 through the date of this Agreement, except as expressly contemplated by this Agreement, the business of the Company and its Subsidiaries has, in all material respects, been conducted in the ordinary course consistent with past practices, and there has not been any action taken by the Company or any of its

Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, without Parent’s consent, would constitute a material breach of Section 5.01.

(b) Since December 31, 2009, there have been no changes, effects, developments or events that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.11. No Undisclosed Material Liabilities; Intercompany Loans.

(a) There are no liabilities of the Company or any of its Subsidiaries of any nature (whether absolute, accrued, known, unknown, contingent or otherwise) other than (i) liabilities disclosed and provided for in the Company Balance Sheet, (ii) liabilities incurred in connection with the negotiation, execution, delivery or performance of this Agreement or consummation of the transactions contemplated hereby, and (iii) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Section 3.11(b) of the Company Disclosure Schedule sets forth, as of December 31, 2010, (i) a true and complete schedule of all intercompany loans or borrowings between the Company and any non-wholly owned Subsidiary of the Company and (ii) a true and complete schedule of all intercompany loans or borrowings between Subsidiaries of the Company, other than loans or borrowings between wholly-owned Subsidiaries of the Company.

Section 3.12. Litigation. As of the date of this Agreement, there is no action, claim, suit, investigation, audit or proceeding (collectively, “Proceedings”) pending against or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries that challenges or seeks to enjoin the transactions contemplated by this Agreement. There are no Proceedings pending against or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or to the knowledge of the Company, any present or former Employee of the Company or any of its Subsidiaries in his or her capacity as such that, individually or in the aggregate, have or would reasonably be expected to have a Material Adverse Effect on the Company. There are no judgments, decrees, injunctions, rules or orders of any arbitrator or Governmental Authority outstanding against the Company nor, to the knowledge of the Company, any investigations by any Governmental Authority (each, an “Order”) involving the Company or any of its Subsidiaries or, to the knowledge of the Company, any present or former Employee of the Company or any of its Subsidiaries in his or her capacity as such, that, individually or in the aggregate, have or would reasonably be expected to have a Material Adverse Effect on the Company, or are or would reasonably be expected to prevent, enjoin, materially alter or materially delay any of the transactions contemplated by this Agreement. Section 3.12 of the Company Disclosure Schedule includes a description of all material Proceedings and Orders involving or relating to the Company or any of its Subsidiaries, and, to the knowledge of the Company, any of their respective Employees in connection with the business of the Company or any of its Subsidiaries since January 1, 2008, except for such Proceedings and Orders for which the Company and its Subsidiaries have no further liability (contingent or otherwise).

Section 3.13. Compliance with Applicable Law; Permits.

(a) Except for failures to comply or violations that (i) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (ii) have been cured and for which the Company and its Subsidiaries have no further liability (contingent or otherwise), the Company and each of its Subsidiaries is and, since January 1, 2008, has been and, to the knowledge of the Company, none of their respective Employees or Representatives acting on their behalf is now or, since January 1, 2008, has failed to be, in compliance with, and, since January 1, 2008, neither the Company nor any of its Subsidiaries has received any written (or to the knowledge of the Company, oral) communication from any Governmental Authority that alleges any violation of, Applicable Laws, including (collectively, “Health Care Regulatory Laws”):

(i) any applicable self-referral law, including 42 U.S.C. § 1395nn, as amended (the “Stark Act”) or any applicable state self-referral law, and any implementing regulations thereunder;

(ii) any false claim or fraud law, including 31 U.S.C. § 3729, as amended, or any other applicable federal or state false claim or fraud law;

(iii) any anti-bribery or anti-kickback law, including but not limited to 42 U.S.C. § 1320a-7b(b), as amended (the “Federal Anti-Kickback Statute”), 41 U.S.C. § 51 et seq. and any implementing regulations thereunder, similar state or local laws, federal or state commercial bribery statutes, or any similar state or local statutes or regulations governing financial relationships among health care patients, providers, suppliers, distributors, or manufacturers;

(iv) the applicable privacy, security, transaction standards, breach notification, and other provisions and requirements of the Health Insurance Portability and Accountability Act of 1996, Pub. L. 104-99 (“HIPAA”), including the HIPAA regulations governing electronic transactions (45 C.F.R. Parts 160 and 162, Subparts I through R) and unique identifiers (45 Parts 160 and 162, Subparts D and F), and any comparable state Applicable Law; and

(v) 42 U.S.C. § 1320a-7, 42 U.S.C. § 1320a-7a, 42 U.S.C. § 1320a-7b or implementing regulations thereunder, or Title II-E of HIPAA, Pub. L. 104-191;

(b) Except as has had not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, since January 1, 2008, none of the Company, any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective Employees or Representatives acting on their behalf:

(i) has committed an act or failed to undertake any act, or been charged with or investigated for any act, which act or failure to act would subject the Company or any of its Subsidiaries to liability for criminal or civil money penalties, mandatory exclusion, permissive exclusion, or other administrative sanctions under any Health Care Regulatory Law,

(ii) has been excluded from participation in any federal or state health care program;

(iii) has been debarred or suspended from participating in federal or state government Contracts;

(iv) has been debarred under Section 306 of the Federal Food, Drug & Cosmetic Act, or otherwise subject to restriction or removal from clinical research activities under such act;

(v) has received any notice of any proposed exclusion, debarment, suspension, removal or restriction; or

(vi) has made, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person (including any customer or supplier) or Governmental Authority or made or paid any improper payment to a foreign government official (as defined in the U.S. Foreign Corrupt Practices Act).

(c) Set forth in Section 3.13(c)(i) of the Company Disclosure Schedule is a list of each hospital or other healthcare facility owned, operated or managed by the Company or any of its Subsidiaries (each, a “Company Facility”). The Company and each of its Subsidiaries hold all material governmental licenses, authorizations, permits, consents, approvals, certificates of need, registrations, variances, exemptions and orders necessary for the operation of each of the Company Facilities and the other businesses of the Company and its Subsidiaries (the “Company Permits”). Section 3.13(c)(ii) of the Company Disclosure Schedule contains a true and complete list of the hospital licenses for each LTCH and IRF of the Company or any of its Subsidiaries. The Company and each of its Subsidiaries is in compliance with the terms of the Company Permits, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Company Permit is valid and in full force and effect. Since January 1, 2008, the Company has not received any written (or to the knowledge of the Company, oral) notice from any Governmental Authority of (x) any actual or suspected material violation of any Company Permit or any failure to comply with any term or requirement of any Company Permit or (y) any revocation, withdrawal, suspension, cancellation, termination or modification of any Company Permit, other than notices related to any such matters that have been cured and for which the Company and its Subsidiaries have no further liability (contingent or otherwise). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, since January 1, 2008, no Company Permit has been revoked, withdrawn, suspended, cancelled, terminated, modified, terminated or been subject to a refusal to renew such Company Permit.

(d) To the knowledge of the Company, (i) no physician who owns, or whose immediate family member owns, any direct or indirect ownership or investment interest in any Company Facility (each, a “Company Physician-Investor”) is prohibited from referring to such Company Facility under the Stark Act and each such Company Physician-Investor’s ownership or investment interest is in material compliance with the Stark Act; and (ii) no direct or indirect ownership or investment interest in any Company Facility by any Company Physician-Investor who is in a position to make or influence referrals to, furnish items or services to, or otherwise generate business for such Company Facility, is or results in any illegal remuneration to such Company Physician-Investor under the Federal Anti-Kickback Statute or any applicable state anti-kickback law. Section 3.13(d) of the Company Disclosure Schedule sets forth the percent of the value of any investment interests in each class of investments held as of the date hereof by investors who are in a position to make or influence referrals to, furnish items or services to, or otherwise generate business for, each Company Facility in which any Company Physician-Investor has a direct or indirect ownership or investment interest.

(e) The LTCH doing business as “Triumph Hospital The Heights” is, and at all times has been operated as a “remote” location of “Triumph Hospital of North Houston” based upon compliance with 42 CFR §413.65 and is not a “satellite facility” as defined in 42 CFR §§412.22(h)(1) and 412.25(e)(1). Neither the Company nor any Subsidiary has received any written notice from any Governmental Authority or any fiscal intermediary regarding any actual or alleged violation of or failure by the Company or any Subsidiary to comply with any requirement of 42 CFR §413.65, except where the failures to comply, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

(f) Neither the Company nor any of its Subsidiaries is currently, nor, since January 1, 2008, has been a party or subject to the terms of a corporate integrity agreement required by the Office of Inspector General of the Department of Health and Human Services or similar agreement or consent order of any other Governmental Authority.

Section 3.14. Material Contracts.

(a) For purposes of this Agreement, a “Company Material Contract” shall mean each of the following Contracts, whether written or oral, to which the Company or any of its Subsidiaries is a party or by which it is bound:

(i) Each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the 1933 Act);

(ii) Contracts with respect to a joint venture, partnership, limited liability or other similar agreement or arrangement, related to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and the Subsidiaries, taken as a whole, or in which the Company owns more than a five percent voting or economic interest, or with respect to which the Company has obligations, including contingent obligations, of more than $500,000 individually or in the aggregate;

(iii) Contracts that relate to indebtedness for borrowed money, the deferred purchase price of property or service, any credit agreement, note, bond, mortgage, debenture or other similar instrument, any letter of credit or similar facilities, any agreement evidencing financial hedging or similar trading activities any obligation to purchase, redeem, retire, defease or otherwise acquire for value any capital stock or any warrants, rights or options to acquire such capital stock, or any guarantee with respect to an obligation of any other Person, that are in effect on the date hereof and could reasonably be expected to result in payments in excess of $500,000 individually or in the aggregate;

(iv) Contracts that relate to an acquisition, divestiture, merger or similar transaction that contains representations, covenants, indemnities or other obligations (including payment, indemnification, “earn-out” or other contingent obligations), that are in effect on the date hereof and could reasonably be expected to result in payments in excess of $500,000 individually or in the aggregate;

(v) Contracts that, other than an acquisition subject to Section 3.14(a)(iv), obligate the Company to make any capital commitment or expenditure (including pursuant to any joint venture) in excess of $1,000,000 individually or in the aggregate and that are not terminable by the Company or its Subsidiaries upon ninety days notice or less without material liability to the Company;

(vi) Contracts that prohibit the payment of dividends or distributions in respect of the Company Securities or Company Subsidiary Securities, prohibits the pledging of the Company Securities or Company

Subsidiary Securities or prohibits the issuance of guarantees by any Subsidiary of the Company;

(vii) Contracts containing any covenant limiting or prohibiting the right of the Company or any of its Subsidiaries (or, after the Closing Date, Parent or the Surviving Corporation or any of their respective Subsidiaries) to engage in any line of business, to distribute or offer any products or services, or to compete or engage with any Person in any line of business or levying a fine, charge or other payment for doing any of the foregoing;

(viii) Contracts which grant any exclusive rights, right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries;

(ix) Contracts that would be required to be disclosed under Section 3.17(b);

(x) Contracts that would reasonably be expected to involve payments by the Company and its Subsidiaries in excess of $1,000,000 during the twelve month period after the date of this Agreement that are not terminable by the Company or its Subsidiaries upon ninety days notice or less without material liability to the Company;

(xi) Contracts pursuant to which the Company or any of its Subsidiaries has granted “most favored nation” pricing provisions;

(xii) Contracts that the other party to which is a Governmental Authority, including the secretary, administrator, or other official thereof, or is any program operated by a Governmental Authority;

(xiii) Contracts with Third Party payers, including Medicaid provider agreements, management agreements, managed care agreements or other agreements with customers to the extent that such agreements would reasonably be expected to involve payments, to the Company and its Subsidiaries in excess of $1,000,000 individually or in the aggregate during the twelve month period after the date of this Agreement;

(xiv) Contracts, including the Stock Plans or any stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the consummation of the transactions contemplated hereby or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(xv) Contracts relating to the settlement of a Proceeding, other than settlement agreements providing for the payment of cash only (which have not been paid or is reserved for on the Company Balance Sheet) not exceeding $500,000; and

(xvi) any other Contract that provides for payment obligations by the Company or any of its Subsidiaries of $2,000,000 individually or in the aggregate that is not terminable by the Company or its Subsidiaries upon ninety days notice or less without material liability to the Company or any of its Subsidiaries and is not required to be disclosed pursuant to Section 3.14(a)(i) to Section 3.14(a)(xv).

(b) Section 3.14(a) of the Company Disclosure Schedule lists each Company Material Contract as of the date of this Agreement, and, prior to the date of this Agreement, the Company has made available to Parent in the Company Data Room true and complete copies of Contracts listed in Section 3.14(a) of the Company Disclosure Schedule. Each Company Material Contract is valid, binding and enforceable on the Company or one of its Subsidiaries, as applicable, and to the knowledge of the Company, each other party thereto and in full force and effect in accordance with its terms (except those which are cancelled, rescinded or terminated after the date of this Agreement in accordance with their terms (and not as a result of a default by the Company) and subject to applicable bankruptcy, insolvency, fraudulent transfers, reorganization, moratorium and other laws, affecting creditors’ rights generally and general principles of equity), except where the failures to be in full force and effect have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has not received any written or, to the knowledge of the Company, oral, notice to terminate, in whole or part, any of the Company Material Contracts. None of the Company or any of its Subsidiaries is in breach under any Company Material Contract and to the knowledge of the Company, no other party to any Company Material Contract is in breach thereunder, except where such breach has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.15. Taxes.

(a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed on a timely basis in accordance with all Applicable Law, and all such Tax Returns are true and complete in all material respects.

(b) The Company and each of its Subsidiaries has paid (or caused to be paid) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established in accordance with GAAP an adequate accrual for all material Taxes through the date of this Agreement.

(c) There is no claim, audit, action, suit, proceeding or investigation now pending or, to the knowledge of the Company, threatened in writing against or with respect to the Company or its Subsidiaries in respect of any material Tax.

(d) Neither the Company nor any of its Subsidiaries has granted (or is subject to) any waiver or extension that is currently in effect, of the statute of limitations for the assessment or payment of any Tax or the filing of any Tax Return.

(e) During the five-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(f) Neither the Company nor any of its Subsidiaries is liable for Taxes of any Person (other than the Company and its Subsidiaries) as a result of being (i) a transferee or successor of such Person, (ii) a member of an affiliated, consolidated, combined or unitary group that includes such Person as a member or (iii) a party to a Tax sharing or Tax allocation agreement or any other express or implied agreement to indemnify such Person (other than (A) such agreements with customers, vendors, lessors or the like entered into in the ordinary course of business; (B) employment agreements; and (C) standard Tax indemnity provisions entered into in connection with purchase or sale agreements entered into in the ordinary course of business).

(g) Neither the Company nor any of its Subsidiaries participate or have “participated” in any “listed transaction” or “transaction of interest” within the meaning of Treasury Regulation Section 1.6011-4(b).

(h) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) “Closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed on or prior to the Closing Date; or

(ii) Installment sale or open transaction disposition made on or prior to the Closing Date.

(i) “Taxes” means all taxes, charges, fees, levies, or other like assessments, including without limitation, all federal, possession, state, city, county and non-U.S. (or governmental unit, agency, or political subdivision of any of the foregoing) income, profits, employment (including Social Security, unemployment insurance and employee income Tax withholding), franchise, gross receipts, sales, use, transfer, stamp, occupation, property, capital, severance, premium, windfall profits, customs, duties, ad valorem, value added and excise taxes, PBGC premiums and any other Governmental Authority (a “Taxing Authority”) charges of the same or similar nature; including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to assume or succeed to the Tax liability of any other Person by operation of law, and solely with respect to Section 3.15(f)(iii) and Section 4.13(f)(iii), any obligations to indemnify the Tax liability of any other Person. Any one of the foregoing shall be referred to sometimes as a “Tax”.

(j) “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

Section 3.16. Employees and Employee Benefit Plans.

(a) Section 3.16(a) of the Company Disclosure Schedule contains a correct and complete list identifying each “employee pension benefit plan” (as defined in Section 3(2) of ERISA) (whether or not subject to ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (whether or not subject to ERISA) and any other plan, program, agreement, arrangement, policy, practice, Contract, fund or commitment providing for pension, severance or retention benefits, profit-sharing, fees, bonuses, retention, stock ownership, stock options, stock appreciation, stock purchase or other stock-related benefits, incentive or deferred compensation, vacation benefits, life or other insurance (including any self-insured arrangements), health or medical benefits, dental benefits, employee assistance programs, salary continuation, unemployment benefits, disability or sick leave benefits, workers’ compensation benefits, relocation or post-employment or retirement benefits (including compensation, pension, health, medical and life insurance benefits) or other form of benefits which is or has been maintained, administered, participated in or contributed to by the Company or any ERISA Affiliate of the Company and covers any employee or former employee of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any material liability (collectively, the “Employee Plans”).

(b) The Company has delivered to Parent true and complete copies of (i) each Employee Plan document (or, if appropriate, a form thereof), including any amendment thereto and in the case of unwritten Employee Plans, written descriptions thereof, (ii) the most recent annual report (Form 5500 series including, if applicable, Schedule B thereto) and tax return (Form 990) required to be filed with the IRS with respect to each Employee Plan (if any such report or return was required) and the most recent actuarial valuations or similar reports with respect to each Employee Plan for which such report is available, (iii) the most recent IRS determination or opinion letter received with respect to each Employee Plan, to the extent applicable, (iv) the most recent summary plan description for each Employee Plan for which such summary plan description is required, (v) each insurance or group annuity Contract or other trust or funding vehicle relating to any Employee Plan and (vi) copies of the most recent version of any 280G calculation prepared (whether or not final) with respect to any employee, director or independent contractor of the Company in connection with the transactions contemplated by this Agreement (together with the underlying documentation on which such calculation is based).

(c) Neither the Company nor any ERISA Affiliate of the Company nor any predecessor thereof sponsors, maintains, participates in, contributes to or has any material liability with respect to, or has in the past sponsored, maintained, participated in, contributed to or had any material liability with respect to, any plan subject to Title IV of ERISA or Code Section 412, including, without limitation, any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 4001 of ERISA.

(d) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code (i) has received a favorable determination letter that it is so qualified, and nothing has occurred since the date of such letter that has or is likely to adversely affect such qualification, or (ii) has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and to the knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to affect materially and adversely the qualified status of any Employee Plan. Each Employee Plan has been, in all material respects, maintained and administered in compliance with its terms and with the requirements prescribed by any and all laws, statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Employee Plan. To the knowledge of the Company, neither the Company nor its Subsidiaries is or reasonably could be subject to a material liability pursuant to Section 502 of ERISA. No events have occurred with respect to any Employee Plan that could result in material payment or assessment by or against the Company or any of its Subsidiaries of any excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code. There are no pending, or to the knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any Employee Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries and no audit or other proceeding by a Governmental Authority is pending, or the knowledge of the Company, threatened or anticipated with respect to such Employee Plan.

(e) No Employee Plan is maintained primarily for the benefit of employees or other service providers who are primarily located outside of the United States.

(f) Except as set forth in Section 3.16(f) of the Company Disclosure Schedule and except as otherwise specifically so contemplated in this Agreement,

with respect to each current or former employee, director or independent contractor of the Company or any of its Subsidiaries, the consummation of the transactions contemplated by this Agreement will not, either alone or together with any other event: (i) entitle any such Person to severance pay, bonus amounts, incentive plan payments, retirement benefits, job security benefits or similar benefits, (ii) trigger or accelerate the time of payment or funding (through a grantor trust or otherwise) of any compensation or benefits payable to any such Person, (iii) accelerate the vesting of any compensation or benefits of any such Person (including any stock options or other equity-based awards, any incentive compensation or any deferred compensation entitlement), (iv) trigger any other material obligation to any such Person, (v) result in the forgiveness of any indebtedness of any such Person, (vi) otherwise give rise to any material liability under any Employee Plan or (vii) limit or restrict the right to amend, terminate or transfer the asset of any Employee Plan on or following the Effective Time. Except as set forth in Section 3.16(f) of the Company Disclosure Schedule, there is no Contract or plan (written or otherwise) covering any employee or former employee of the Company or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G or 162(m) of the Code. Section 3.16(f) of the Company Disclosure Schedule (v) lists all the agreements, arrangements and other instruments which give rise to an obligation to make or set aside amounts payable to or on behalf of the officers of the Company and its Subsidiaries as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by the Company or the officer), true and complete copies of which have been provided to Parent prior to the date of this Agreement, with respect to officers of the Company who have termination compensation agreements providing payments upon a change of control of the Company, lists the maximum aggregate amounts so payable to each such individual as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by the Company or the officer), lists the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such officer, based on the Company’s reasonable, good faith interpretation, and includes any underlying documentation related to the Company’s calculations of any potential “parachute payments” (as defined in Section 280G of the Code) to such officers.

(g) Except as set forth in Section 3.16(g) of the Company Disclosure Schedule, no Employee Plan provides for, and neither the Company nor any of its Subsidiaries has any material liability in respect of, post-retirement or post-termination of employment health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries, and there has been no communication (whether written or oral) to any Person that would reasonably be expected to promise or guarantee any such post-retirement or post-termination of employment medical, health or life insurance or other retiree welfare benefits, except in each case as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”). Each of the Employee Plans is in material compliance with, and the operation of each such

Employee Plan and as of the date of this Agreement will not result in the incurrence of any material penalty to any of the Company or its Subsidiaries under a good faith and reasonable interpretation of, the Patient Protection and Affordable Care Act and its companion bill, the Health Care and Education Reconciliation Act of 2010, to the extent applicable.

(h) Each Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been operated in material compliance with a good faith interpretation of Section 409A of the Code and the regulations thereunder for the period January 1, 2005 through December 31, 2008 and in material compliance with the final regulations issued under Section 409A of the Code for the period on and after January 1, 2009. Neither the Company nor any of its Subsidiaries has the contractual obligation to indemnify, hold harmless or gross-up any individual with respect to any tax, penalty or interest under Section 409A of the Code.

(i) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, any Employee Plan which would increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2010. No condition exists that would prevent the Company from amending or terminating any Employee Plan without material liability, other than the obligation for ordinary benefits accrued prior to the termination of such plan.

(j) Except as set forth in Section 3.16(j) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has been a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other labor agreement with any union or labor organization, and there has not been any activity or proceeding of any labor organization or employee group to organize any such employees. In addition, (i) there are no unfair labor practice charges or complaints against Company or any of its Subsidiaries pending before the National Labor Relations Board; (ii) there are no labor strikes, slowdowns or stoppages actually pending or threatened against or affecting the Company or any of its Subsidiaries; (iii) there are no representation claims or petitions pending before the National Labor Relations Board and there are no questions concerning representation with respect to the employees of the Company or its Subsidiaries; and (iv) there are no grievance or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(k) In the eighteen months prior to the date hereof, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the

Company or any of its Subsidiaries; (ii) a “mass layoff” (as defined in the WARN Act); or (iii) such other transaction, layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar state or local law.

(l) The Company and its Subsidiaries are in compliance, in all material respects, with all Applicable Laws, collective bargaining agreements and arrangements, works councils, judgments or arbitration awards of any court, arbitrator or any Governmental Authority, extension orders and binding customs respecting labor and employment, including laws relating to employment practices, terms and conditions of employment, discrimination, disability, fair labor standards, workers compensation, wrongful discharge, immigration, occupational safety and health, family and medical leave, wages and hours, and employee terminations, and in each case, with respect to any current or former employee, consultant, independent contractor or director of the Company, any of its Subsidiaries (each, an “Employee”): (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any arrears of wages, severance pay or any material Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no material actions pending, threatened or reasonably anticipated against the Company, any of its Subsidiaries or any of their Employees relating to any Employee or Employee Plan. There are no pending or threatened or reasonably anticipated material claims or actions against the Company, any of its Subsidiaries or any Company trustee under any worker’s compensation policy or long-term disability policy. Neither the Company nor any of its Subsidiaries has direct or indirect material liability as a result of any misclassification of any Person as an independent contractor rather than as an “employee.”

Section 3.17. Intellectual Property.

(a) Section 3.17(a) of the Company Disclosure Schedule contains a complete and correct list of all registrations and applications for registration of material Company Owned Intellectual Property and material unregistered Company Owned Intellectual Property, in each case listing, as applicable (i) the name of the current owner of record, (ii) the jurisdiction where the application/registration is located and (iii) the application or registration number.

(b) Section 3.17(b) of the Company Disclosure Schedule contains a complete and correct list of all Contracts granting the Company or any of its Subsidiaries any right in or to material Intellectual Property of a Third Party

(excluding any commercially available “off the shelf,” “shrink-wrap” software license at a cost less than $100,000 per year) or any material IT Assets.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(i) with respect to all Company Owned Intellectual Property, the Company or its Subsidiaries, as the case may be, exclusively own all right, title and interest in and to such Company Owned Intellectual Property (in each case, free and clear of any Liens except Permitted Liens);

(ii) other than as disclosed in Section 3.17(b) of the Company Disclosure Schedule and generally commercially available “off the shelf,” “shrink-wrap” software licensed at a cost less than $100,000 per year, the Company Owned Intellectual Property constitute all the Intellectual Property used by or necessary for the Company and its Subsidiaries in the conduct of their business;

(iii) the Company and its Subsidiaries have not granted licenses to Third Parties under Company Owned Intellectual Property;

(iv) the use and exploitation of Company Owned Intellectual Property, and the conduct of the business of the Company and its Subsidiaries, have not, and are not infringing, misappropriating, or otherwise violating the Intellectual Property of any Person;

(v) the consummation of the transactions contemplated by this Agreement will not (A) alter, encumber, impair, make subject to a Lien (other than Permitted Liens) or extinguish any Company Owned Intellectual Property right or IT Assets; (B) impair the right of Surviving Corporation to use, sell, license or dispose of any Company Owned Intellectual Property; or (C) result in the Company, any of its Subsidiaries or, pursuant to a Contract to which Company or any of its Subsidiaries is a party, Parent, granting to any Third Party any rights or licenses to any Intellectual Property or being bound by or subject to any non-compete or other restriction on the operation or scope of their respective businesses;

(vi) the Company and its Subsidiaries have exercised reasonable care to maintain the confidentiality of all Trade Secrets that are Company Owned Intellectual Property or of a Third Party where the Company or any Subsidiaries is under an obligation to keep such Trade Secrets confidential and, to the knowledge of the Company, during the past twelve months, no such Trade Secrets have been disclosed other than to employees, representatives and agents of the Company or any of its Subsidiaries all of whom are bound by written confidentiality agreements, or to Third Parties under an obligation of confidentiality;

(vii) the IT Assets operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted and, to the knowledge of the Company, no person has gained unauthorized access to the IT Assets; and

(viii) the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.

Section 3.18. Properties.

(a) Section 3.18(a) of the Company Disclosure Schedule contains a complete and correct list of all real property owned by the Company or its Subsidiaries (the “Owned Real Property”) and sets forth the street address, city and state of the Owned Real Property.

(b) Section 3.18(b) of the Company Disclosure Schedule contains a complete and correct list of the all real property leased, subleased, licensed, or otherwise occupied by the Company or its Subsidiaries (the “Leased Real Property” and together with the Owned Real Property, the “Real Property”) and sets forth, with respect to each Leased Real Property, the street address and city and state, the current rent amounts payable by the Company or its Subsidiaries with respect thereto, the expiration date of the lease, sublease or license for each Leased Real Property and the scope of any renewal options thereunder.

(c) Section 3.18(c) of the Company Disclosure Schedule contains a complete and correct list of all Owned Real Property with respect to which any Person other than the Company or its Subsidiaries has any right (whether by lease, sublease, license or otherwise) to use or occupy and sets forth, with respect to each such property, the street address and city and state, the current rent amounts payable by such third Person with respect thereto, the expiration date of the lease, sublease or license for each such property and the scope of any renewal options thereunder.

(d) Except in any such case as has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the use, market value or marketability of the subject Owned Real Property: (i) the Company or one of its Subsidiaries, as applicable, has good and marketable fee simple title to the Owned Real Property, free and clear of any Lien (other than Permitted Liens); (ii) there are no existing, pending or threatened condemnation proceedings or similar actions relating to any part of the Owned Real Property; (iii) all buildings, structures, fixtures and improvements included within the Owned Real Property (the “Improvements”) are in good repair and operating condition, subject only to ordinary wear and tear, and are adequate and suitable for the purposes for which they are presently being used or held for use, and to the knowledge of the Company, there are no facts or conditions affecting any of the Improvements that, in the aggregate, would reasonably be expected to interfere with the current use, occupancy or operation thereof; (iv) to the knowledge of the Company, (A) there are no violations of any zoning ordinances, building codes or other governmental or regulatory laws affecting the Owned Real Property or, to the knowledge of the Company, planned material changes in any zoning ordinance or building codes or other governmental or regulatory laws that would affect the Owned Real Property and (B) there are no commenced or, to the knowledge of the Company, planned public improvements related to the Owned Real Property that may result in special assessments against any part of the Owned Real Property.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) the lease, sublease or license for each Leased Real Property is in full force and effect, valid, and binding on the Company or its Subsidiaries, as applicable, and to the knowledge of the Company, each other party thereto; (ii) none of the Company or any of its Subsidiaries, nor to the knowledge of the Company, any other party thereto, is in breach of or default under such lease, sublease or license, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any Third Party thereunder; and (iii) true and complete copies of all leases, subleases, licenses, and other occupancy agreements (including all modifications, amendments, supplements, waivers and side letters thereto) to which the Company or any of its Subsidiaries is a party have been made available to Parent.

Section 3.19. Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (a) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint or decree has been filed, no penalty has been assessed, and as of the date of this Agreement, no Proceeding or review (or any basis therefor) is pending or, to the knowledge of the Company, is threatened by any Governmental Authority or other Person relating to the Company or any Subsidiary and relating to or arising out of any Environmental Law; (b) the Company and its Subsidiaries are and have been in compliance, in all material respects, with all Environmental Laws and all Environmental Permits; and (c) the Company and its Subsidiaries are not aware of any presence or release of or exposure to Hazardous Substances or other condition reasonably expected to give rise to a requirement for investigation or remediation, violation of, or liability pursuant to any Environmental Laws, (d) there are no currently accrued liabilities of the Company or any of its Subsidiaries arising under or relating to any violation of any Environmental Law or any Hazardous Substance; and (e) the Company has made available to Parent copies in the Company Data Room of all written environmental, health or safety assessments, audits and similar documents in its possession, including any “Phase I” and “Phase II” reports.

Section 3.20. Antitakeover Statutes; Standstill Waivers. (a) Assuming the accuracy of Section 4.20, the Company has taken all action necessary to exempt or exclude the Merger, this Agreement and the transactions contemplated hereby from any takeover statute, and, accordingly, none of the restrictions in such takeover statutes or any other antitakeover or similar statute or regulation applies to any such transactions.

(b) All waivers of standstills that the Company has granted, on or before the date hereof, to any Person that signed such standstill in connection with consideration of a possible Acquisition Proposal have expired or been revoked.

Section 3.21. Opinion of Financial Advisor. The Company has received the opinion of Citigroup Global Markets, Inc., financial advisor to the Company, and RBC Capital Markets, LLC, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Company’s shareholders from a financial point of view.

Section 3.22. Finders’ Fees. Except for Citigroup Global Markets, Inc. and RBC Capital Markets, LLC, copies of whose engagement agreements (including all amendments) have been provided to Parent prior to the date of this Agreement, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 3.23. Third Party Reimbursements.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have obtained and maintained all provider agreements, certifications, and authorizations required from any Governmental Authority and nongovernmental payor, or any entity acting on behalf of such Governmental Authority or nongovernmental payor, private insurer, health maintenance organization, preferred provider organization, other prepaid plan, health care service plan or other Third Party payor, under any Applicable Law (collectively, “Payors”) and have obtained and maintained eligibility and good standing for reimbursement from such Payor. There is no Proceeding pending or, to the knowledge of the Company, threatened by any Governmental Authority or nongovernmental Payor that, individually or in the aggregate, are or would reasonably be expected to have a Material Adverse Effect on the Company, with respect to (i) any alleged violation by the Company or any of its Subsidiaries of any Applicable Law, Order, policy or guideline of any Governmental Authority or nongovernmental Payor involving or relating to participation in any such Payor’s reimbursement program or eligibility to receive payment; or (ii) any revocation, cancellation, rescission, modification, or refusal to renew any agreements, certifications, or authorization of any Payor. Since December 31, 2008, no material Payor agreement has been revoked, cancelled, terminated, rescinded, modified or been subject to a refusal to renew. The Company and its Subsidiaries have paid or made provision to pay any overpayment received from any Payor and any similar obligation with respect to reimbursement programs in which the Company or any of its Subsidiaries participates (each of which is reflected in the Company Balance Sheet).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each long-term acute care hospital (“LTCH”) owned or operated by the Company or its Subsidiaries meets the requirements for exclusion from the Medicare prospective payment system specified in 42 CFR § 412.1(a)(1) by complying with the requirements set forth at 42 CFR §412.23(e). Neither the Company nor any of its Subsidiaries has received written notice from a Governmental Authority of any pending or threatened Proceedings or surveys (other than surveys conducted in the ordinary course of business) specifically with respect to any LTCH’s status as a long-term care hospital under 42 CFR §412.23(e). To the knowledge of the Company, no investigation or inquiry respecting the Medicare enrollment or certification status of any LTCH is pending, threatened or imminent (other than surveys conducted in the ordinary course of business). Neither the Company nor any of its Subsidiaries has reason to believe that each LTCH will not continue to meet all existing requirements necessary to be met in order for such LTCH to qualify as a long-term acute care hospital under 42 CFR §412.23(e). No LTCH is subject to the special payment provisions for long-term care hospitals specified in 42 CFR §§ 412.534 and 412.536.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each inpatient rehabilitation facility (“IRF”) owned or operated by the Company or its Subsidiaries meets the requirements for exclusion from the Medicare prospective payment system specified in 42 CFR § 412.1(a)(1) by complying with the requirements set forth at 42 CFR §412.23(b). Neither the Company nor any of its Subsidiaries has received written notice from a Governmental Authority of any pending or threatened Proceedings or surveys (other than surveys conducted in the ordinary course of business) specifically with respect to any IRF’s status as a inpatient rehabilitation facility under 42 CFR §412.23(b). To the knowledge of the Company, no investigation or inquiry respecting the Medicare enrollment or certification status of any IRF is pending, threatened or imminent (other than surveys conducted in the ordinary course of business). Neither the Company nor any of its Subsidiaries has reason to believe that each IRF will not continue to meet all existing requirements necessary to be met in order for such IRF to qualify as a inpatient rehabilitation facility under 42 CFR §412.23(b).

(d) Section 3.23(d) of the Company Disclosure Schedule lists the Medicare and Medicaid cost reports duly filed by the Company and each of its Subsidiaries covering all open cost reporting periods prior to the Closing Date and which of such cost reports has been (i) audited but not fully settled and (ii) neither audited nor settled, and a brief description of any and all notices of program reimbursement, proposed or pending audit adjustments, disallowances, appeals of disallowances, and any and all other unresolved claims or disputes in respect of such cost reports.

Section 3.24. Privacy and Security. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have adequate policies, procedures and systems in place to prevent improper use or disclosure of, or access to, all business, proprietary, individually identifiable, personal, medical and any other private information.

Section 3.25. No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, the Company expressly disclaims any other representations or warranties of any kind or nature, express or implied, as to liabilities, operations of the facilities, the title, condition, value or quality of the Company. No exhibit to this Agreement, nor any other material or information provided by or communications made by the Company or any of its Affiliates, or by any advisor thereof, whether in the Company Data Room, or in any information memorandum or otherwise, or by any broker or investment banker, will cause or create any warranty, express or implied, as to the title, condition, value or quality of the Company.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (i) as disclosed in Parent SEC Documents filed with or furnished to the SEC by Parent on or after February 26, 2010 and publicly available prior to the date of this Agreement (but excluding any risk factor section, any disclosures in any section relating to forward looking statements and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or (ii) as set forth in Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 4.01. Corporate Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers required to carry on its business as conducted as of the date hereof. Parent has, prior to the date of this Agreement, made available in the Parent Data Room to the Company true and complete copies of the Organizational Documents of each of Parent and Merger Subsidiary as in effect on the date of this Agreement. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 4.02. Corporate Authorization. (a) Subject to receipt of the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock in connection with the consummation of the Merger, including without limitation the authorization of the Parent Share Issuance (the “Parent Shareholder Approval”), the execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action on the part of Parent and Merger Subsidiary. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against each of Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) The Parent Shareholder Approval is the only vote of the holders of any of Parent’s capital stock necessary in connection with the consummation of the Merger.

(c) At a meeting duly called and held, the board of directors of Parent (the “Parent Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby are advisable, fair to and in the best interests of Parent and Parent’s stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, and (iii) directed that this Agreement be submitted to Parent’s stockholders and resolved to recommend approval and adoption of this Agreement (including approval of the issuance of the shares of Parent Common Stock required to be issued in the Merger (the “Parent Share Issuance”)) by Parent’s stockholders (such recommendation, the “Parent Board Recommendation”).

Section 4.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, filing with, or notice to any Governmental Authority other than (a) Required Governmental Authorizations, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable U.S. state or federal securities laws, (c) compliance with any requirements of the NYSE, and (d) any actions, filings or notices the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or materially delay or impair the ability of Parent or Merger Subsidiary to perform its obligations or consummate the transactions contemplated by this Agreement.

Section 4.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Organizational Documents of Parent or Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 4.03(a) through Section 4.03(c), contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03(a) through Section 4.03(c), require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Parent or any of its Subsidiaries, except for such contraventions, conflicts and violations referred to in clause (b), such failures to obtain any such consent or other action referred to in clause (c), and such defaults, terminations, cancellations, accelerations, changes, losses or Liens referred to in clauses (c) and (d), that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or materially delay or impair the ability of Parent (or, in the event of a Subsidiary Merger Election, of each of Parent and Merger Subsidiary) to perform its obligations or consummate the transactions contemplated by this Agreement.

Section 4.05. Capitalization.

(a) The authorized capital stock of Parent consists of (i) 175,000,000 shares of Parent Common Stock and (ii) 1,000,000 shares of Preferred Stock, par value $0.25 per share (“Parent Preferred Stock” and together with Parent Common Stock, the “Parent Capital Stock”). Other than Parent Capital Stock, there are no shares of capital stock authorized, issued or outstanding. As of February 4, 2011, there were outstanding (i) 39,495,320 shares of Parent Common Stock, (ii) no shares of Parent Preferred Stock and (iii) Parent Stock Options to purchase an aggregate of 3,365,424 shares of Parent Common Stock (of which Parent Stock Options to purchase an aggregate of 3,055,961 shares of Parent Common Stock were exercisable). As of February 4, 2011, other than 1,049,230 shares of Parent Common Stock reserved for issuance under Parent’s 2001 Stock Incentive Plan, Amended and Restated and the 2001 Equity Plan for Non-Employee Directors (Amended and Restated) pursuant to outstanding Parent’s Stock Options and upon the vesting of Parent Performance Units, Parent has no Shares reserved for issuance. All outstanding shares of Parent Capital Stock have been, and all shares of Parent Capital Stock that may be issued pursuant to any stock plan of Parent or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid and nonassessable. No Subsidiary of Parent owns any Parent Capital Stock.

(b) There are outstanding no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Parent may vote.

Section 4.06. Disclosure Documents. The information supplied by Parent and Merger Subsidiary, or through their counsel, specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplement, and at the time it becomes effective under the 1933 Act, not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement, at the time the Joint Proxy Statement (and any amendment or supplemented thereto) is first sent or given to the holders of Company Common Stock and Parent Common Stock and at the time of the Company Shareholder Meeting and Parent Shareholder Meeting, not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Form S-4 and Joint Proxy Statement (and any amendment or supplement thereto), will, when filed with the SEC and distributed or disseminated, as applicable, comply as to form in all material respects with the applicable requirements of the 1933 Act and 1934 Act, as applicable. No representation or warranty is made by Parent with respect to the statements made based on information supplied by the Company or through their counsel specifically for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act.

(a) Parent has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by Parent since January 1, 2008 (all reports, schedules, forms, statements, prospectuses, registration statements and other documents filed or furnished by Parent since January 1, 2008, including those filed or furnished subsequent to the date of this Agreement, collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”).

(b) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such subsequent filing), each Parent SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder, as the case may be.

(c) As of its respective filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such filing), each Parent SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Parent is in compliance with, and have complied since January 1, 2008, in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(e) Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(f) Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and all such material information is made known to Parent’s principal executive officer and principal financial officer.

(g) Parent has established and maintained a system of internal controls, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of Parent and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Parent Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and its Subsidiaries that could have a material effect on the financial statements. Parent has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to Parent’s auditors and audit committee (x) any “significant deficiencies” and “material weaknesses” (as such terms are defined by the Public Company Accounting Oversight Board) in the design or operation of internal controls which are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, known to management, that involves management or other employees who have a significant role in Parent’s internal controls.

(h) Since January 1, 2008, each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and

Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications were when made complete and correct.

(i) Since January 1, 2008, to the knowledge of Parent, no executive officer or director of Parent has received or otherwise had or obtained knowledge of, and to the knowledge of Parent, no auditor, accountant, or representative of Parent has provided written notice to Parent or any executive officer or director of, any substantive complaint or allegation that Parent or any of its Subsidiaries has engaged in improper accounting practices. Since January 1, 2008, to the knowledge of Parent, no attorney representing Parent or any of its Subsidiaries has reported to the current Parent Board or any committee thereof or to any current director or executive officer of Parent evidence of a material violation of United States or other securities laws or breach of fiduciary duty by Parent or any of its executive officers or directors.

Section 4.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in Parent SEC Documents fairly present in all material respects, in conformity with GAAP (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements).

Section 4.09. Absence of Certain Changes.

(a) Since September 30, 2010 through the date of this Agreement, except as expressly contemplated by this Agreement, the business of Parent and its Subsidiaries has, in all material respects, been conducted in the ordinary course consistent with past practices, and there has not been any action taken by Parent or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, without Company’s consent would constitute a material breach of Section 6.01.

(b) Since December 31, 2009, there have been no changes, effects developments or events that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on the Parent.

Section 4.10. No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any nature (whether absolute, accrued, known, unknown, contingent or otherwise) other than (a) liabilities disclosed and provided for in the Parent Balance Sheet, (b) liabilities incurred in connection with the negotiation, execution, delivery or performance of this Agreement or consummation of the transactions contemplated hereby or the financing of such transactions, and (c) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.11. Compliance with Applicable Law; Permits. Except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent: (a) Parent and each of its Subsidiaries is and, since January 1, 2008, has been and, to the knowledge of Parent, none of their respective Employees or Representatives acting on their behalf is not or, since January 1, 2008, has failed to be, in compliance with, and neither Parent nor any of its Subsidiaries has received any written (or to the knowledge of Parent, oral) communication from any Governmental Authority that alleges any violation of, Applicable Laws, including Health Care Regulatory Laws; and (b) Parent and each of its Subsidiaries hold all material governmental licenses, authorizations, permits, consents, approvals, certificates of need, registrations, variances, exemptions and orders necessary for the operation of each hospital or other healthcare facility owned, operated or managed by Parent or any of its Subsidiaries (each, a “Parent Facility”) and the other business of Parent and its Subsidiaries (the “Parent Permits”). Parent and each of its Subsidiaries is in compliance with the terms of the Parent Permits, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, each Parent Permit is valid and in full force and effect.

Section 4.12. Material Contracts. For purposes of this Agreement, “Parent Material Contract” means (a) each “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the 1933 Act and (b) any Contract which is material to the business of Parent. Each Parent Material Contract is valid, binding and enforceable on Parent or one of its Subsidiaries, as applicable, and to the knowledge of Parent, each other party thereto and in full force and effect in accordance with its terms (except those which are cancelled, rescinded or terminated after the date of this Agreement in accordance with their terms (and not as a result of a default by Parent) and subject to applicable bankruptcy, insolvency, fraudulent transfers, reorganization, moratorium and other laws, affecting creditors’ rights generally and general principles of equity), except where the failures to be in full force and effect have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. None of Parent or any of its Subsidiaries is in breach under any Parent Material Contract and to the knowledge of Parent, no other party to any Parent Material Contract is in breach thereunder, except where such breach has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.13. Taxes.

(a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, Parent or any of its Subsidiaries have been filed on a timely basis in accordance with all Applicable Law, and all such Tax Returns are true and complete in all material respects.

(b) Parent and each of its Subsidiaries has paid (or caused to be paid) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established in accordance with GAAP an adequate accrual for all material Taxes through the date of this Agreement.

(c) There is no claim, audit, action, suit, proceeding or investigation now pending or, to the knowledge of Parent, threatened in writing against or with respect to Parent or its Subsidiaries in respect of any material Tax.

(d) Neither Parent nor any of its Subsidiaries has granted (or is subject to) any waiver or extension that is currently in effect, of the statute of limitations for the assessment or payment of any Tax or the filing of any Tax Return.

(e) During the five-year period ending on the date of this Agreement, neither Parent nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(f) Neither Parent nor any of its Subsidiaries is liable for Taxes of any Person (other than Parent and its Subsidiaries) as a result of being (i) a transferee or successor of such Person, (ii) a member of an affiliated, consolidated, combined or unitary group that includes such Person as a member or (iii) a party to a Tax sharing or Tax allocation agreement or any other express or implied agreement to indemnify such Person (other than (A) such agreements with customers, vendors, lessors or the like entered into in the ordinary course of business; (B) employment agreements; and (C) standard Tax indemnity provisions entered into in connection with purchase or sale agreements entered into in the ordinary course of business).

(g) Neither Parent nor any of its Subsidiaries have “participated” in any “listed transaction” or “transaction of interest” within the meaning of Treasury Regulation Section 1.6011-4(b).

(h) Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) “Closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed on or prior to the Closing Date; or

(ii) Installment sale or open transaction disposition made on or prior to the Closing Date.

Section 4.14. Employees and Employee Benefit Plans.

(a) For purposes of this Agreement, “Parent Employee Plans” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA) (whether or not subject to ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (whether or not subject to ERISA) and any other plan, program, agreement, arrangement, policy, practice, Contract, fund or commitment providing for pension, severance or retention benefits, profit-sharing, fees, bonuses, retention, stock ownership, stock options, stock appreciation, stock purchase or other stock-related benefits, incentive or deferred compensation, vacation benefits, life or other insurance (including any self-insured arrangements), health or medical benefits, dental benefits, employee assistance programs, salary continuation, unemployment benefits, disability or sick leave benefits, workers’ compensation benefits, relocation or post-employment or retirement benefits (including compensation, pension, health, medical and life insurance benefits) or other form of benefits which is or has been maintained, administered, participated in or contributed to by Parent or any ERISA Affiliate of Parent and covers any employee or former employee of Parent or any of its Subsidiaries, or with respect to which Parent or any of its Subsidiaries has any material liability.

(b) Each Parent Employee Plan has been, in all material respects, maintained and administered in compliance with its terms and with the requirements prescribed by any and all laws, statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Parent Employee Plan. To the knowledge of Parent, neither Parent nor its Subsidiaries is or reasonably could be subject to a material liability pursuant to Section 502 of ERISA. No events have occurred with respect to any Employee Plan that could result in material payment or assessment by or against the Parent or any of its Subsidiaries of any excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code. There are no pending, or to the knowledge of the Parent, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any Parent Employee Plan or any trust related thereto which could reasonably be expected to result in any material liability to Parent or any of its Subsidiaries and no audit or other proceeding by a Governmental Authority is pending, or the knowledge of Parent, threatened or anticipated with respect to such Parent Employee Plan.

Section 4.15. Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, the consummation of the transactions contemplated by this Agreement will not (a) alter, encumber, impair, make subject to a Lien (other than Permitted Liens) or extinguish any Intellectual Property right of Parent; or

(b) impair the right of Surviving Corporation to use, sell, license or dispose of any Parent Owned Intellectual Property.

Section 4.16. Financing. Parent has delivered to the Company a true and complete fully executed copy of the commitment letter, dated as of February 7, 2011 between Parent and J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A., Citigroup Global Markets Inc. and Morgan Stanley Senior Funding, Inc., including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement, and the fee letter associated therewith (with only fee amounts and economic terms (none of which would adversely affect the amount or availability of financing) redacted) regarding the terms and conditions of the financing to be provided thereby (such commitment letter, including all exhibits, schedules, annexes and amendments thereto and such fee letter, collectively, the “Commitment Letter”), pursuant to which and subject to the terms and conditions contained therein the lenders party thereto have agreed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Financing”) for the purposes set forth in such Commitment Letter. The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the date of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes a legal, valid and binding obligation of each of Parent and, to the knowledge of Parent, the parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity). Other than as expressly set forth in the Commitment Letter, there are (a) no conditions precedent or contingencies related to the funding of the full net proceeds of the Financing (including pursuant to any “flex” provisions in connection therewith) and (b) as of the date of this Agreement, there are no agreements, side letters, arrangements or understandings between Parent and any of the parties to the Commitment Letter that would, or would reasonably be expected to (i) affect the availability of the Financing, (ii) reduce the aggregate amount of the Financing, (iii) delay or prevent the Closing or (iv) modify the terms of the Financing in any manner materially adverse to Parent or the Company. The proceeds of the Financing, together with other financial resources of Parent including cash on hand and marketable securities of Parent, the Company and their respective Subsidiaries on the Closing Date, will, in the aggregate, be sufficient on the Closing Date for the satisfaction of all of Parent’s (and, in the event of a Subsidiary Merger Election, Merger Subsidiary’s) obligations under this Agreement, including the payment of all amounts required to be paid pursuant to Article 1, and the payment of any debt required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied in connection with the Merger (including, without limitation, the Company Credit Facility) and of all fees and expenses reasonably expected to be incurred in connection with consummating the Merger and the Financing, subject to the proviso to the penultimate sentence of this Section 4.16. As of the date of this Agreement, Parent is not in breach of any of the terms or conditions set forth in the Commitment Letter and, to the knowledge of Parent, no event has occurred which, with or without notice or lapse of time, would reasonably be expected to constitute a failure to satisfy a condition precedent set forth therein. Parent has no reason to believe that any of the conditions to the Financing contemplated by the Commitment Letter will not be satisfied; provided that Parent is not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties of the Company in this Agreement or the failure of the Company to comply with any of its covenants in this Agreement. Parent has fully paid all commitment fees or other fees required pursuant to the Commitment Letter to the extent required thereunder to be paid prior to the date of this Agreement.

Section 4.17. Finders’ Fees. Except for Morgan Stanley & Co. Incorporated whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 4.18. Opinion of Financial Advisor. Parent has received the opinion of Morgan Stanley & Co. Incorporated, financial advisor to Parent, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to Parent from a financial point of view.

Section 4.19. Litigation. As of the date of this Agreement, there is no Proceeding pending against, or, to the knowledge of Parent, threatened against Parent or Merger Subsidiary, that challenges or seeks to enjoin the transactions contemplated by this Agreement. There are no Proceedings pending against, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, or to the knowledge of Parent, any present or former Employee of Parent or any of its Subsidiaries in his or her capacity as such that, individually or in the aggregate, have or would reasonably be expected to have a Material Adverse Effect on Parent. There are no Orders involving Parent or any of its Subsidiaries or, to the knowledge of the Parent, any present or former Employee of Parent or any of its Subsidiaries in his or her capacity as such, that, individually or in the aggregate, are or would reasonably be expected to have a Material Adverse Effect on Parent, or would reasonably be expected to prevent, enjoin, materially alter or materially delay any of the transactions contemplated by this Agreement.

Section 4.20. Ownership of Company Common Stock. Other than pursuant to this Agreement, for the three years prior to the date hereof, neither Parent nor Merger Subsidiary has “beneficially owned” (within the meaning of Section 13 of the 1934 Act and the rules and regulations promulgated thereunder) or “owned” (as defined in Section 203 of Delaware Law) any shares of Company Capital Stock or has been an “interested stockholder” (as defined in Section 203 of Delaware Law), or is a party to any Contract, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Company Capital Stock.

Section 4.21. Third Party Reimbursements.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and its Subsidiaries have obtained and maintained all provider agreements, certifications, and authorizations required from any Payor, under any law and have obtained and maintained eligibility and good standing for reimbursement from such Payor.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, each LTCH owned or operated by Parent or its Subsidiaries meets the requirements for exclusion from the Medicare prospective payment system specified in 42 CFR § 412.1(a)(1) by complying with the requirements set forth at 42 CFR §412.23(e). To the knowledge of Parent, no investigation or inquiry respecting the Medicare enrollment or certification status of any LTCH is pending, threatened or imminent (other than surveys conducted in the ordinary course of business). No LTCH is subject to the special payment provisions for long-term care hospitals specified in 42 CFR §§ 412.534 and 412.536.

Section 4.22. No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, Parent expressly disclaims any other representations or warranties of any kind or nature, express or implied, as to liabilities, operations of the facilities, the title, condition, value or quality of Parent. No exhibit to this Agreement, nor any other material or information provided by or communications made by Parent or any of its Affiliates, or by any advisor thereof, whether in the Parent Data Room, or in any information memorandum or otherwise, or by any broker or investment banker, will cause or create any warranty, express or implied, as to the title, condition, value or quality of the Parent.

ARTICLE 5

COVENANTS OF THE COMPANY

The Company agrees that:

Section 5.01. Conduct of the Company. From the date of this Agreement until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and in compliance with all material Applicable Laws and all material authorizations from Governmental Authorities, and use its reasonable best efforts to preserve intact its present business organization, maintain in effect all material Company Permits, keep available the services of its directors, officers and employees and maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing and to the fullest extent permitted by Applicable Law, from the date of this Agreement until the Effective Time, except as set forth in Section 5.01 of the Company Disclosure Schedule, or with Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) or to the extent permitted or required by another Section of this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to:

(a) amend its Organizational Documents (whether by merger, consolidation or otherwise);

(b) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other securities (other than dividends or distributions by any of its wholly-owned Subsidiaries), or (iii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire, any of its securities or any securities of any of its Subsidiaries, other than the cancellation of Company Stock Options in connection with the exercise thereof;

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of any shares of the Company Common Stock upon the exercise of Company Stock Options that are outstanding on the date of this Agreement in accordance with the terms of those options on the date of this Agreement or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d) (i) acquire (including by merger, consolidation, or acquisition of stock or assets) any equity interest or any material assets of any corporation, partnership, other business organization or any division thereof from any other Person, (ii) merge or consolidate with any other Person or (iii) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

(e) sell, lease, license or otherwise dispose of any Subsidiary or any material assets, securities or property;

(f) create or incur any Lien on any asset other than Permitted Liens or any immaterial Lien incurred in the ordinary course of business consistent with past practices;

(g) make any loan, advance or investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any Person other than loans or advances to, or investments in, its wholly-owned Subsidiaries;

(h) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof other than indebtedness incurred by the Company or any of its wholly-owned Subsidiaries under existing credit facilities in the ordinary course of business consistent with past practices;

(i) amend or change the Company Credit Facility;

(j) (i) enter into any Contract that would have been a Company Material Contract were the Company or any of its Subsidiaries a party or subject thereto on the date of this Agreement other than in the ordinary course consistent with past practices or (ii) terminate or amend in any material respect any Company Material Contract or waive any material right thereunder other than in the ordinary course of business consistent with past practice;

(k) terminate, suspend, abrogate, amend or modify in any material respect any material Company Permit;

(l) abandon, cancel or allow to lapse or fail to maintain or protect any material registered Company Owned Intellectual Property;

(m) except as required by Applicable Law or existing Employee Plans (i) grant or increase any severance or termination pay to (or amend any existing arrangement with) any of their respective directors, officers or employees; (ii) increase benefits payable under any severance or termination pay policies or employment agreements existing as of the date of this Agreement; (iii) enter into any plan, program, policy, Contract, arrangement or agreement that would be an Employee Plan if in existence on the date hereof or otherwise amend, modify or terminate any Employee Plan (except as expressly required by Section 1.05); (iv) establish, adopt or amend (except as required by Applicable Law) any collective bargaining arrangement; (v) increase the compensation, bonus or other benefits payable to any of their respective directors or executives; or (vi) hire any employee with an annual base salary in excess of $150,000;

(n) make any material change in any method of accounting or accounting principles or practice, except for any such change required by reason of a concurrent change in GAAP or Regulation S-X under the 1933 Act, as approved by its independent public accountants;

(o) make, change, or rescind any election relating to material Taxes, settle or compromise any material claim relating to Taxes, or, except as required by Applicable Law, amend any material Tax Return;

(p) settle, or offer or propose to settle, any litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries involving a payment by the Company or its Subsidiaries in excess of $250,000;

(q) fail to use reasonable best efforts to maintain existing material insurance policies or comparable replacement policies to the extent available for a similar reasonable cost;

(r) enter into any new lease, sublease or license in respect of any Real Property or terminate or surrender any such existing lease, sublease or license, other than extensions of existing leases, subleases or licenses in the ordinary course of business consistent with past practice;

(s) acquire any material real property or dispose of, by sale or otherwise, any material Owned Real Property;

(t) amend, modify or extend any lease, sublease or license in respect of any Real Property in any material respect or in any manner which would impose on the Company or any of its Subsidiaries a material financial obligation thereunder that does not currently exist, or fail to deliver any notice, by the date required under such agreement, exercising the option of a tenant to extend such agreement;

(u) except as provided in Section 7.01(b), convene any regular (except to the extent required by Applicable Law or Order) or special meeting (or any adjournment thereof) of the stockholders of the Company;

(v) intentionally take any action that is intended, to the knowledge of the Company at the time the action is taken, to result in any of the conditions set forth in Article 8 not being satisfied; or

(w) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall be deemed to give, directly or indirectly, Parent the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.02. No Solicitation; Other Offers.

(a) Subject to Section 5.02(b) and Section 5.02(d), from and after the date hereof until the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Section 9.01:

(i) the Company shall not, and shall cause its Subsidiaries and its and their respective officers, directors, employees, investment bankers, attorneys, accountants, consultants and other authorized agents, advisors or representatives (collectively, “Representatives”) not to, directly or indirectly, (A) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal, (B) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, any Third Party that, to the knowledge of the Company, is seeking to make, or has made, an Acquisition Proposal, (C) withhold, withdraw or modify in a manner adverse to Parent or publicly propose to withhold, withdraw or modify in a manner adverse to Parent the Company Board Recommendation, recommend, adopt or approve or publicly propose to recommend, adopt or approve an Acquisition Proposal or resolve, agree or publicly propose to take any such actions (any of the foregoing in this clause (C), a “Company Adverse Recommendation Change”) or (D) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, or other similar instrument (whether or not binding) constituting or relating to an Acquisition Proposal; and

(ii) the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, cease immediately and terminate immediately any and all existing activities, discussions or negotiations, if any, with any Third Party with respect to any Acquisition Proposal and shall immediately instruct any Third Party (or its agents or advisors) in possession of confidential information about the Company that was furnished by or on behalf of the Company in connection with any actual or potential Acquisition Proposal to return or destroy all such information.

(b) Notwithstanding the foregoing, at any time on or after the date hereof and prior to receipt of the Company Shareholder Approval, the Company or the Company Board, directly or indirectly through its Representatives, may (i) engage in negotiations or discussions (including, as a part thereof, making any counterproposal or counter offer to) with any Third Party that has made a bona fide unsolicited Acquisition Proposal after the date hereof that did not arise in connection with any failure to comply with Section 5.02(a) and that the Company Board believes in good faith (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) constitutes or would reasonably be expected to lead to a Superior Proposal and (ii) thereafter furnish to such Third Party nonpublic information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement (x) shall contain additional provisions that expressly permit the Company to comply with its obligations under this Agreement and (y) need not contain the “standstill” provisions set forth in Section 7 of the Confidentiality Agreement (“Acceptable Confidentiality Agreement”); provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, promptly (and, in any event, within twenty-four hours) following the time it is provided or made available to such Third Party, but in each case referred to in the foregoing clauses (i) through (ii)

only if (A) the Company Board determines in good faith, after consultation with outside legal counsel to the Company, that failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law and (B) the Company gives Parent not less than twenty-four hours prior written notice of the identity of such Third Party and the material terms of such Acquisition Proposal (unless such Acquisition Proposal is in written form, in which case the Company shall give Parent a copy thereof) and of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such Third Party.

(c) Nothing contained herein shall prevent the Company Board from complying with requirements of Rule 14e-2(a) under the 1934 Act or complying with the requirements of Rule 14d-9 under the 1934 Act with regard to an Acquisition Proposal, so long as any action taken or statement made to so comply is consistent with Section 5.02(a). For the avoidance of doubt, a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act, an express rejection of any applicable Acquisition Proposal or an express reaffirmation of its recommendation to the shareholders of the Company in favor of the Merger shall not be deemed to be a Company Adverse Recommendation Change (including for purposes of Section 9.01(c)(i)).

(d) Notwithstanding the foregoing, if prior to receipt of the Company Shareholder Approval, the Company Board receives a Superior Proposal or there occurs an event, fact, circumstance or development, that occurs after the date hereof that was not known or foreseen by the Company Board as of the date hereof (and not related to any Acquisition Proposal), that becomes known prior to receipt of the Company Shareholder Approval (a “Company Intervening Event”), the Company Board shall be entitled to effect a Company Adverse Recommendation Change provided that (i) the Company Board determines in good faith, after consultation with outside legal counsel to the Company, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law, and in the case of a Superior Proposal, the Company Board approves or recommends such Superior Proposal; (ii) the Company has notified Parent in writing that it intends to effect a Company Adverse Recommendation Change, describing in reasonable detail the reasons for such Company Adverse Recommendation Change, including the material terms and conditions of any such Superior Proposal and a copy of the final form of any related agreements or a description in reasonable detail of such Company Intervening Event, as the case may be; (iii) a three-Business Day period commencing with the first Business Day after the delivery of the notice and other materials under Section 5.02(d)(ii) shall have expired and, if requested by Parent, the Company shall have made its Representatives available to discuss and negotiate in good faith with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement during this three-Business Day period following delivery by the Company to Parent of such notice; and (iv) if Parent shall have delivered a binding proposal capable of being accepted by the Company to amend the terms of this Agreement during such three-Business Day period, the Company Board shall have determined in good faith, after consultation with outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law. Any material amendment or modification to any Superior Proposal, or any change to the amount or form of consideration in a Superior Proposal, made following delivery of the notice and other materials under Section 5.02(d)(ii) will be deemed to be a new Superior Proposal for purposes of this Section 5.02 and shall require delivery of new notice and other materials under Section 5.02(d)(ii) and a new three-Business Day period under Section 5.02(d)(iii). Notwithstanding the foregoing, the obligation of the Company to deliver a new notice and other materials under Section 5.02(d)(ii) and to provide a new three-Business Day period under Section 5.02(d)(iii) shall apply only twice with respect to a particular Superior Proposal regardless of any subsequent amendment, modification or change to such Superior Proposal, and following the expiration of such final three-Business Day period, the Company shall have no further obligation pursuant to the last sentence of Section 5.02(e) with respect to such Superior Proposal.

(e) The Company shall notify Parent promptly (but in no event later than twenty-four hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any inquiry that would be reasonably expected to lead to an Acquisition Proposal or of any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that to the knowledge of the Company may be considering making, or has made, an Acquisition Proposal, which notice shall be provided in writing and shall identify the person making, and the material terms and conditions of, any such Acquisition Proposal, inquiry or request (including any material changes thereto and copies of any written materials received from such Third Party or its Representatives in connection therewith). The Company shall keep Parent reasonably informed of any material change to any Acquisition Proposal, inquiry or request for information.

“Superior Proposal” means any bona fide, written Acquisition Proposal, not solicited or initiated in violation of Section 5.02, for at least a majority of the outstanding shares of Company Common Stock or all or substantially all of the assets of the Company and its Subsidiaries on terms that the Company Board determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal would result in a transaction (i) that if consummated, is more favorable to Company’s shareholders from a financial point of view than the Merger or, if applicable, any binding proposal by Parent capable of being accepted by the Company, to amend the terms of this Agreement taking into account all the terms and conditions of this Agreement and such binding proposal (including the expected timing and likelihood of consummation) and taking into account any governmental and other approval requirements, (ii) that is reasonably capable of being completed on the terms proposed, taking into account the identity of the person making the proposal, any approval requirements and all other financial, legal and other aspects of such proposal and (iii) for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Company Board.

Section 5.03. Access to Information; Confidentiality.

(a) From the date of this Agreement until the Effective Time and subject to Applicable Law, the Company shall, and shall cause its Subsidiaries to, upon reasonable notice and request, (i) give to Parent and its Representatives and the Financing Parties reasonable access during normal business hours to its offices, properties, books and records, (ii) furnish to Parent and its Representatives and the Financing Parties, such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its Representatives to cooperate with Parent and its Representatives and the Financing Parties in its investigation, provided that prior to the disclosure of any such information or granting of any such access to a Financing Party, either such Financing Party shall have entered into a reasonably acceptable confidentiality agreement with the Company or Parent shall have entered into a written agreement, whereby it agrees to be fully responsible for the disclosure of any such information by any such Financing Party in breach of the Confidentiality Agreement. Any investigation pursuant to this Section 5.03 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Nothing contained in this Section 5.03 shall, prior to the Effective Time, require the Company to take any action that would, in the good faith judgment of the Company, constitute a waiver of the attorney-client or similar privilege or trade secret protection held by the Company or any of its Subsidiaries or violate confidentiality obligations owing to Third Parties; provided, however, that the Company shall make a good faith effort to accommodate any request from Parent and its Representatives for access or information pursuant to this Section 5.03 in a manner that does not result in such a waiver or violation (including by entering into joint defense or similar agreements with respect thereto).

(b) From the date of this Agreement until the Effective Time and subject to Applicable Law, Parent shall, and shall cause its Subsidiaries to, upon reasonable notice and request, (i) give the Company and its Representatives reasonable access during normal business hours to its offices, properties, books and records, (ii) furnish to the Company and its Representatives, such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its Representatives to cooperate with the Company and its Representatives in its investigation. Any investigation pursuant to this Section 5.03 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Parent. Nothing contained in this Section 5.03 shall, prior to the Effective Time, require Parent to take any action that would, in the good faith judgment of Parent, constitute a waiver of the attorney-client or similar privilege or trade secret protection held by Parent or any of its Subsidiaries or violate confidentiality obligations owing to Third Parties; provided, however, that Parent shall make a good faith effort to accommodate any request from the Company and its Representatives for access or information pursuant to this Section 5.03 in a manner that does not result in such a waiver or violation (including by entering into joint defense or similar agreements with respect thereto).

(c) All information furnished pursuant to this Section 5.03 shall be subject to the confidentiality agreement, dated as of November 30, 2010, between Parent and the Company (the “Confidentiality Agreement”). The parties acknowledge and agree that nothing in the Confidentiality Agreement shall be deemed to restrict Parent from engaging in discussions and negotiations or making proposals as contemplated by Section 5.02(d).

Section 5.04. Stockholder Litigation. The Company shall not settle any stockholder litigation against the Company and/or its directors relating to this Agreement and the transactions contemplated hereunder without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned), and the Company shall use its reasonable best efforts to keep Parent reasonably informed with respect to status of, and any material developments in, any such litigation.

Section 5.05. Real Estate Matters. Parent, at its sole discretion and expense, may order preliminary title reports from one or more nationally recognized title companies (the “Title Companies”) with respect to any of the Real Property (the Real Property covered by such reports being referred to herein as the “Titled Property”). The Company shall use reasonable best efforts in cooperating with Parent and the Title Companies in connection with the compilation, review and examination of title to the Titled Property and in connection with Parent’s efforts to obtain title insurance policies pursuant thereto on behalf of itself and/or the Financing Parties, including, by providing customary affidavits and indemnities as are required by the Title Companies for the deletion of any standard or printed exceptions, in any title insurance policies issued pursuant thereto, that are customarily deleted by virtue of a seller delivering such instruments in commercial real estate transactions in the state or province in which the Titled Property is located. Such cooperation shall include providing Parent and the Title Companies copies of, with respect to Titled Property, reasonably requested existing surveys, maps, GIS reports (including GIS-based compartment maps), aerial photographs, existing title reports and title insurance policies and true and complete copies of the encumbrance documents identified therein, to the extent the same are in the possession of the Companies or its Subsidiaries and to the extent the same are not publicly available.

ARTICLE 6

COVENANTS OF PARENT

Section 6.01. Conduct of Parent. From the date of this Agreement until the Effective Time, Parent shall not, except with the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) amend its Organizational Documents in a manner adverse to holders of Company Common Stock in any material respect;

(b) split, combine or reclassify any shares of its capital stock;

(c) (i) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other securities (other than dividends or distributions by any of its wholly-owned Subsidiaries) or (ii) redeem or repurchase any share of its capital stock or other securities at a price materially above market price;

(d) acquire from any other Person (including by merger, consolidation, or acquisition of stock or assets) any equity interest or any material assets of any corporation, partnership, other business organization or any division thereof having a fair market value in excess of $125,000,000 in the aggregate;

(e) adopt or enter into a plan of complete or partial liquidation or dissolution;

(f) intentionally take any action that is intended, to the knowledge of Parent at the time the action is taken, to result in any of the conditions set forth in Article 8 not being satisfied; or

(g) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall be deemed to give, directly or indirectly, the right to control or direct Parent’s or any of its Subsidiaries’ operations prior to the Closing. Prior to the Closing, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.02. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement.

Section 6.03. Voting of Shares. Parent shall vote (or cause to be voted) all shares of Company Common Stock beneficially owned by it or any of its

Subsidiaries in favor of adoption of this Agreement at the Company Shareholder Meeting.

Section 6.04. Director and Officer Liability. Parent shall, or, in the event of a Subsidiary Merger Election, shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a) For six years after the Effective Time, Parent shall, or, in the event of a Subsidiary Merger Election, shall cause the Surviving Corporation to, indemnify and hold harmless each current and former officer and director of the Company and its Subsidiaries and each Person who served as a fiduciary under or with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA) of the Company and its Subsidiaries (each, together with such Person’s heirs, executors or administrators, an “Indemnified Person”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Person to the fullest extent permitted by Applicable Law; provided, however, that such advance shall be conditioned upon the Surviving Company’s receipt of an undertaking by or on behalf of the Indemnified Person to repay such amount if it shall be ultimately determined by final judgment of a court of competent jurisdiction that the Indemnified Person is not entitled to be indemnified pursuant to this Section 6.04(a)), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, arbitration, proceeding or investigation in respect of or arising out of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, in connection with such Indemnified Person’s service as an officer or director of the Company or its Subsidiaries or as a fiduciary of such plan, to the fullest extent permitted by Delaware Law or any other Applicable Law or provided under the Company’s Organizational Documents in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law. In the event of any such action, Parent and the Surviving Corporation shall cooperate with the Indemnified Person in the defense of any such action.

(b) All rights in existence under the Company’s and its Subsidiaries’ Organizational Documents in effect on the date of this Agreement regarding elimination of liability of directors, indemnification and exculpation of officers, directors and employees and advancement of expenses to them shall survive the Merger and shall continue in full force and effect in accordance with their terms, and shall not be modified or amended, in a manner adverse to any Indemnified Person, for a period of six years from the Effective Time, it being understood that nothing in this sentence shall require any amendment to the Organizational Documents of the Surviving Corporation.

(c) For six years after the Effective Time, Parent shall, and in the event of a Subsidiary Merger Election, shall cause the Surviving Corporation to maintain officers’ and directors’ liability, fiduciary liability and similar insurance

(collectively, “D&O Insurance”) in respect of acts or omissions occurring prior to the Effective Time covering each Indemnified Person covered as of the date of this Agreement by the Company’s D&O Insurance policies on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of this Agreement, as well as covering claims brought against each Indemnified Person under ERISA (or a six-year prepaid “tail policy” on terms and conditions reasonably acceptable to Parent providing coverage benefits and terms no less favorable to the Indemnified Persons than the Company’s current such policy as well as covering claims brought against each Indemnified Person under ERISA; for the avoidance of doubt, the Company may purchase such “tail policy” at its option prior to the Effective Time and pay the premium due thereon when due; provided that, in satisfying its obligation under this Section 6.04(c), the Surviving Corporation shall not be obligated to pay annual premiums in the aggregate in excess of 300% of the amount per annum the Company paid in its last full fiscal year, which amount the Company has disclosed to Parent prior to the date of this Agreement and provided, further, that, if the aggregate annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or the Surviving Corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.04.

(e) The rights of each Indemnified Person under this Section 6.04 shall be in addition to any rights such Person may have under the Organizational Documents of the Company or any of its Subsidiaries, or under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 6.05. Employee Matters.

(a) Parent agrees that, during the period commencing at the Effective Time and ending on December 31, 2011, each active employee of the Company and its Subsidiaries as of the Effective Time who remains an active employee of the Surviving Corporation or any of its Subsidiaries following the Effective Time (the “Current Employees”) will be provided with annual base salary, target annual cash bonus opportunities and employee benefits (excluding equity and equity-based compensation) which are no less favorable in the aggregate than the aggregate base salary, target annual cash bonus opportunities and employee benefits pursuant to an Employee Plan (excluding equity and equity-based compensation) provided by the Company and its Subsidiaries to such employee immediately prior to the Effective Time. With respect to any employee benefit plan in which any Current Employee first becomes eligible to participate, on or after the Effective Time (the “New Company Plans”), Parent shall: (A) to the extent permitted by Applicable Law, waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Current Employee under any health and welfare New Company Plans in which such Current Employee may be eligible to participate after the Effective Time and (B) credit, for purposes of eligibility to participate in and vesting (but not for purposes of benefit accrual) under any New Company Plan in which such Current Employee may be eligible to participate following the Effective Time, the service of each such Current Employee with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Current Employee was entitled, before the Effective Time, to credit for such service under any similar Employee Plan in which such Current Employee participates or was eligible to participate immediately prior to the Effective Time; provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits for the same period of service. Notwithstanding anything in this Agreement to the contrary, as of the Effective Time Parent shall have the ability to (i) terminate the practice of granting cash loans to participants under any tax-qualified deferred compensation plan, and (ii) amend the terms and conditions of any Employee Plan to comply with Applicable Law.

(b) No later than twenty calendar days following the date of this Agreement, Section 3.16(f) of the Company Disclosure Schedule shall be updated to include any other “disqualified individual” of the Company (as defined in Section 280G(c) of the Code) and the information set forth in Section 3.16(f) for each such disqualified individual; provided that, such updates to Section 3.16(f) of the Company Disclosure Schedule are not required for a “disqualified individual” if the Company reasonably determines in good faith that such “disqualified individual” is not entitled to any payment which would be nondeductible pursuant to the terms of Section 280G of the Code and the Company delivers to Parent evidence reasonably supporting such determination. The schedules and underlying documentation required by Section 3.16(f) and this Section 6.05(b) shall be updated and delivered to Parent not later than twenty Business Days prior to the anticipated Closing Date.

(c) Parent agrees to comply, or to cause the Surviving Corporation to comply, with the terms of the Company’s 2009-2011, 2010-2012 and 2011-2013 Corporate Long Term Cash Incentive Plans.

(d) The parties hereto acknowledge and agree that all provisions contained in this Section 6.05 are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other Person, including without limitation, any employees (including any Current Employee), former employees, any participant or any beneficiary thereof in any Employee Plan or employee benefit plan sponsored or maintained by Parent, or (ii) to continued employment with the Company, any of its Subsidiaries, Parent or the Surviving Corporation. After the Effective Time, nothing contained in this Section 6.05 is intended to be or shall be considered to be an amendment of any plan, program, agreement, arrangement or policy of the Company, any of its Subsidiaries, Parent or the Surviving Corporation, nor shall it interfere with Parent’s, the Surviving Corporation’s or any of its Subsidiaries’ right to amend, modify or terminate any Employee Plan or any other plan, program or arrangement or to terminate the employment of any employee of the Company or its Subsidiaries for any reason.

Section 6.06. Parent Board Recommendation.

(a) Subject to Section 6.06(b), from and after the date hereof until the earlier to occur of the Parent Shareholder Approval and the termination of this Agreement pursuant to Section 9.01, the Parent Board shall not withhold, withdraw or modify in a manner adverse to the Company or publicly propose to withhold, withdraw or modify in a manner adverse to the Company the Parent Board Recommendation (a “Parent Adverse Recommendation Change”).

(b) Notwithstanding the foregoing, if prior to receipt of the Parent Shareholder Approval, there occurs an event, fact, circumstance or development, that occurs after the date hereof that was not known or foreseen by the Parent Board as of the date hereof that becomes known prior to receipt of the Parent Shareholder Approval (a “Parent Intervening Event”), the Parent Board shall be entitled to effect a Parent Adverse Recommendation Change provided that (i) the Parent Board determines in good faith, after consultation with outside legal counsel to Parent, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law; (ii) Parent has notified the Company in writing that it intends to effect a Parent Adverse Recommendation Change, describing in reasonable detail the reasons for such Parent Adverse Recommendation Change, including a description in reasonable detail of such Parent Intervening Event; (iii) a three-Business Day period, commencing with the first Business Day after the delivery of the notice under Section 6.06(b)(ii) shall have expired and, if requested by the Company, Parent shall have made its Representatives available to discuss and negotiate in good faith with the Company’s Representatives any proposed modifications to the terms and conditions of this Agreement during this three-Business Day period following delivery by Parent to the Company of such notice; and (iv) if the Company shall have delivered a binding proposal capable of being accepted by Parent to amend the terms of this Agreement during such three-Business Day period, the Parent Board shall have determined in good faith, after consultation with outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law. Parent shall keep strictly confidential any proposals made by the Company to revise the terms of this Agreement, other than in the event of any amendment to this Agreement and to the extent required to be disclosed in any Parent SEC Documents.

Section 6.07. Board of Directors. On or prior to the Effective Time, Parent shall appoint two current members of the Company Board to serve as members of the Parent Board, such service to be effective as of immediately following the Effective Time and such service to be governed by Parent’s standard policies regarding its board of directors, including its standard director compensation policy.

ARTICLE 7

COVENANTS OF PARENT AND THE COMPANY

Section 7.01. Form S-4 and Proxy Statement; Stockholders Meetings.

(a) Form S-4 and Proxy Statement. As soon as practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and file with the SEC a joint proxy statement/prospectus (as amended or supplemented from time to time, the “Joint Proxy Statement”) to be sent to the holders of Parent Common Stock relating to the meeting of such holders (the “Parent Shareholder Meeting”) to be held to consider adoption of this Agreement (including in any event, the Parent Share Issuance) and to the holders of Company Common Stock relating to the meeting of such holders (the “Company Shareholder Meeting”) to be held to consider adoption of this Agreement and (ii) Parent shall prepare and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the 1933 Act of Parent Common Stock to be issued in the Merger. Each of the Company and Parent shall use reasonable best efforts to have the Form S-4 declared effective under the 1933 Act as promptly as practicable after such filing, keep the Form S-4 effective for so long as necessary to complete the Merger or, if earlier, until this Agreement is terminated and to ensure that it complies in all material respects with the applicable provisions of the 1933 Act and the 1934 Act. The Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the Company’s stockholders, and Parent shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to Parent’s stockholders, in each case as promptly as practicable after the Form S-4 is declared effective under the 1933 Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable Blue Sky Laws in connection with the issuance of Parent Common Stock pursuant to this Agreement and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to the Joint Proxy Statement will be made by the Company or Parent, in each case, without providing the other party and its respective counsel the reasonable opportunity to review and comment thereon. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Joint Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between such party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement, the Form S-4 or the Merger. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order or the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and the parties shall cooperate in the prompt filing with the SEC of an appropriate amendment or supplement describing such information and, to the extent required by Applicable Law, in the disseminating the information contained in such amendment or supplement to the stockholders of each of the Company and Parent.

(b) Company Shareholder Meeting. The Company shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold the Company Shareholder Meeting in accordance with Applicable Law and the Organizational Documents of the Company for the purpose of obtaining the Company Shareholders Approval, which meeting shall be held no more than forty days after the mailing of the Joint Proxy Statement (unless Parent shall consent to a different date). Subject to the right of the Company Board to make a Company Adverse Recommendation Change in accordance with Section 5.02(d), the Company shall use its reasonable best efforts (including postponing or adjourning the Company Shareholder Meeting to obtain a quorum or to solicit additional proxies, but for no other reason without the prior consent of Parent, such consent not to be unreasonably withheld) to obtain the Company Shareholders Approval. Subject to Section 5.02(d), the Company Board shall include the Company Board Recommendation in the Joint Proxy Statement. The Company agrees that it shall not submit to the vote of the stockholders of the Company at the Company Shareholder Meeting any matters other than the adoption of this Agreement and such other matters as may be required under Applicable Law to be considered at such meeting or otherwise reasonably approved by Parent.

(c) Parent Shareholder Meeting. Parent shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold Parent Shareholder Meeting in accordance with Applicable Law and the Organizational Documents of Parent for the purpose of obtaining Parent Shareholders Approval, which meeting shall be held no more than forty days after the mailing of the Joint Proxy Statement (unless the Company shall consent to a different date). Subject to the right of the Parent Board to make a Parent Adverse Recommendation Change in accordance with Section 6.06, Parent shall use its reasonable best efforts (including postponing or adjourning Parent Shareholder Meeting to obtain a quorum or to solicit additional proxies, but for no other reason without the prior consent of the Company, such consent not to be unreasonably withheld) to obtain Parent Shareholders Approval. Subject to Section 6.06(b), the Parent Board shall include Parent Board Recommendation in the Joint Proxy Statement. At the Parent Shareholder Meeting, holders of Parent Common Stock may also be asked to approve, at the option of Parent, (i) the election of directors of Parent, (ii) a new stock or equity incentive plan, and (iii) such other matters as may be required under Applicable Law to be considered at such meeting or otherwise reasonably approved by the Company.

(d) Concurrent Meetings. The parties shall use their reasonable best efforts to hold the Company Shareholder Meeting and Parent Shareholder Meeting on the same day at the same time.

Section 7.02. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate in the most expeditious manner possible the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) taking all appropriate actions, and doing, or causing to be done, all things necessary, proper or advisable under Applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable best efforts to obtain and maintain all approvals, consents, registrations, permits, licenses, certificates, variances, exemptions, orders, franchises, authorizations and other confirmations of all Governmental Authorities or other Third Parties that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and to fulfill the conditions to the transactions contemplated by this Agreement, (iii) defending any actions, suits, claims, investigations or proceedings threatened or commenced by any Governmental Authority relating to the transactions contemplated by this Agreement, including seeking to have any stay, temporary restraining order or preliminary injunction entered by any Governmental Authority vacated or reversed, and (iv) cooperating to the extent reasonable with the other parties hereto in their efforts to comply with their obligations under this Agreement.

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten Business Days after the date of this Agreement and all other filings required (i) under any applicable non-US antitrust or competition laws (together with the Notifications and Report Forms pursuant to the HSR Act, the “Antitrust Filings”) and (ii) under any other applicable competition, merger control, antitrust or similar law that the Company and Parent deem advisable or appropriate with respect to the transactions contemplated hereby as promptly as practicable and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(c) In addition, each of Parent and the Company shall use its reasonable best efforts to take or cause to be taken all actions necessary, proper or advisable to obtain any consent, waiver, approval or authorizations relating to the HSR Act or similar non-US laws that are required for the consummation of the transactions contemplated by this Agreement, which efforts shall include taking all such reasonable actions and doing all such things reasonably necessary to (i) resolve any objections, if any, as any Governmental Authority may assert under Section 7 of the Clayton Act or similar non-US laws with respect to the transactions contemplated by this Agreement and (ii) avoid or eliminate each and every impediment under the HSR Act or similar non-US laws that may be asserted by any Governmental Authority so as to enable the transactions contemplated by this Agreement to be consummated as soon as possible after the date hereof, including for purposes of the preceding clauses (i) and (ii), such reasonable undertakings and commitments as may be reasonably requested by any Governmental Authority, in sufficient time to allow the conditions to the Merger to be satisfied on or before the End Date. Notwithstanding anything to the contrary in this Agreement, in connection with any filing or submission required or action to be taken by either Parent or the Company to consummate the Merger or in connection with Section 7.02, in no event shall (A) Parent or any of its Subsidiaries be obligated to propose or agree to accept any undertaking or condition, enter into any consent order, make any divestiture or accept any operational restriction, or take or commit to take any action (1) the effectiveness or consummation of which is not conditional on the consummation of the Merger, (2) that is not necessary at such time to permit the Effective Time to occur by the last Business Day before the End Date, or (3) that individually or in the aggregate is or would reasonably be expected to be material to (x) the Company and its Subsidiaries taken as a whole or to Parent and its Subsidiaries taken as a whole or (y) Parent’s ownership or operation of the business or assets of the Company and its Subsidiaries, taken as a whole or (B) the Company or any of its Subsidiaries, without the prior written consent of Parent, propose or agree to accept any undertaking or condition, enter into any consent decree or make any divestiture or accept any operational restriction. The Company shall agree, if requested by Parent in writing, to commit to take any of the forgoing actions with respect to the assets or business of the Company; provided, however, that any such action shall be conditioned upon the consummation of the Merger.

Section 7.03. Certain Filings.

(a) The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Form S-4 and the Joint Proxy Statement and applications and notices for the consents required that are listed in Section 3.03(a) of the Company Disclosure Schedule, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material Contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Joint Proxy Statement and seeking timely to obtain any such actions, consents, approvals or waivers.

(b) Each of Parent and the Company shall promptly notify the other party of any material notice or other material communication it or any of its Subsidiaries receives from any Governmental Authority or any Third Party relating to the matters that are the subject of this Agreement and permit the other party to review in advance any proposed communication by such party to any Governmental Authority or Third Party and shall provide each other with copies of all correspondence, filings or communications between them or any of their Representatives and any Governmental Authority or Third Party. Neither Parent nor the Company shall agree to participate in any meeting with any Governmental Authority or Third Party in respect of any such filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting.

(c) Subject to Section 7.02, Section 7.03(a) and Section 7.03(b), Parent shall take the lead in directing strategy, subject to reasonable consultation with the Company, in connection with all matters relating to obtaining clearances and approvals from Governmental Authorities and the expiration of waiting periods.

Section 7.04. Public Announcements. Except with respect to the announcement of any Company Adverse Recommendation Change or Parent Adverse Recommendation Change, Parent and the Company shall consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference or conference call before such consultation.

Section 7.05. Stock Exchange De-listing. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Common Stock from NYSE and the deregistration of the Company Common Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Closing Date.

Section 7.06. Financing.

(a) Parent shall use its reasonable best efforts to obtain the Financing on the terms and conditions described in the Commitment Letter, including (i) using its reasonable best efforts to negotiate and enter into definitive agreements with respect thereto on terms and conditions contemplated in the Commitment Letter provided to the Company pursuant to Section 4.16, (ii) fully paying any and all commitment fees or other fees required by the Commitment Letter when due pursuant to the provisions thereof, (iii) using its reasonable best efforts to satisfy all conditions applicable to Parent in the Commitment Letter and such definitive agreements, (iv) using its reasonable best efforts to comply with its obligations under the Commitment Letter and (v) enforcing its rights under the Commitment Letter. Parent shall keep the Company reasonably informed and in reasonable detail (including providing the Company with copies of all definitive documents related to the Financing) with respect to all material developments concerning the Financing. Without limiting the generality of the foregoing, Parent shall give the Company prompt notice (x) of any material breach or default by any party to any of the Commitment Letter or definitive agreements related to the Financing of which Parent becomes aware, (y) of the receipt of any written notice from any Financing Party with respect to any (1) actual or potential material breach, default, termination or repudiation by any party to any of the Commitment Letter or definitive agreements related to the Financing of any provisions of the Commitment Letter or definitive agreements related to the Financing or (2) dispute or disagreement between or among any parties to any of the Commitment Letter or definitive agreements related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing, and (z) if at any time management of Parent believes it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by the Commitment Letter or definitive agreements related to the Financing. As soon as reasonably practicable, Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence; provided, that they need not provide any information believed to be privileged or that is requested for purposes of litigation. Parent shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Commitment Letter or definitive financing agreements, and/or substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources, provided that Parent shall not permit any such amendment or modification to be made to, or any waiver of any material provision or remedy under, the Commitment Letter or replace all or a portion of the Financing with alternate financing arrangements that, in each case, would reduce the aggregate amount of the Financing (other than immaterial reductions), amend the conditions to the drawdown of the Financing in a manner adverse to the interests of the Company in any material respect, or which would otherwise in any other respect reasonably be expected to impair, materially delay or prevent the consummation of the transactions contemplated by this Agreement without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed). Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement. References to “Financing” shall include the financing contemplated under the Commitment Letter as permitted by this Section 7.06 to be amended, modified, supplemented or replaced (including, for the avoidance of doubt, any alternate financing transactions permitted hereunder), and references to “Commitment Letter” shall include such documents as permitted by this Section 7.06 to be amended, modified or replaced, in each case from and after such amendment, modification or replacement.

(b) The Company shall provide, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause each of its and their respective Representatives, including legal, tax, regulatory and accounting representatives and advisors, to provide, all cooperation reasonably requested by Parent and/or the Financing Parties in connection with the Financing, including: (i) as promptly as practicable, providing to Parent and the lenders and other financial institutions and investors that are or may become parties to the Financing (the “Financing Parties”) following Parent’s request, financial statements and other information related to the Company or its Subsidiaries required by Regulation S-X and Regulation S-K under the 1933 Act, including (x) within the time periods the Company would be required to file with the SEC under the 1934 Act, audited consolidated financial statements for the most recently ended fiscal year and unaudited interim consolidated financial statements for each quarterly period ended thereafter, in each case, of the Company and its Subsidiaries and (y) information related to the Company or its Subsidiaries reasonably necessary for Parent to produce pro forma financial statements and pro forma adjustments for the period specified in (x) above and for the 12-month period ended on the last day of the most recently ended quarter (it being acknowledged that Parent shall be responsible for such pro forma financial statements, pro forma adjustments and information relating specifically to the Financing included in liquidity and capital resources disclosure and risk factors relating to the Financing) for registered offerings on Form S-3, as at the time during the Company’s fiscal year when such offering will be made to finance the transactions contemplated by this Agreement, or, if applicable, of the type and form that would be customarily included in an offering memorandum for private placements of debt securities under Rule 144A of the 1933 Act (provided that in no circumstance shall the Company be required to provide subsidiary financial statements or any other information of the type required by Rule 3-10 (other than to the extent already prepared) or Rule 3-16 of Regulation S-X) (information required to be delivered pursuant to this clause (i) being referred to as the “Required Information”); (ii) participating in a reasonable number of meetings, presentations and due diligence sessions; (iii) assisting in the preparation of documents and materials, including (A) any customary offering documents and bank information memoranda and (B) materials for rating agency presentations; (iv) providing authorization letters to the Financing Parties authorizing the distribution of information to prospective lenders and containing a representation to the Financing Parties that the public side versions of such documents, if any, do not include material non-public information about the Company or its Affiliates or securities; (v) executing and delivering, and causing its Subsidiaries to execute and deliver, or using its reasonable best efforts to obtain from its advisors, as applicable, customary certificates, comfort letters, surveys, title insurance or such other documents and instruments relating to the Financing as may be reasonably requested by Parent; (vi) reasonably cooperating with Parent’s legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Financing; (vii) using its reasonable best efforts to assist in the preparation of definitive financing agreements as may be reasonably requested by Parent or required in connection with the Financing and taking all actions reasonably necessary for the Company and/or its Subsidiaries to become guarantors and pledgors thereunder at the Effective Time in accordance with the terms thereof, including with respect to the granting of and perfection of liens on assets and properties of the Company and its Subsidiaries at or following the Closing to the extent required under the definitive financing agreements, and executing and delivering, or causing its Subsidiaries to execute and deliver, such definitive financing agreements as necessary (provided that no obligation of the Company or any of its Subsidiaries under any such agreements shall be effective until the Effective Time); (viii) using its reasonable best efforts to cooperate with the Financing Parties’ due diligence and investigation, including legal, business and tax due diligence, evaluation of cash management systems and assets for the purpose of establishing collateral arrangements, and customary field audits and appraisals, in a manner not unreasonably interfering with the business of the Company; (ix) assisting Parent and its Representatives in connection with the preparation of an initial borrowing base certificate as required under the Financing; and (x) providing all documentation and other information about the Company and each of its Subsidiaries at least five days prior to the Closing Date as is reasonably requested in writing by Parent relating to applicable “know your customer” and anti-money laundering rules and regulations including, without limitation, the USA PATRIOT Act.

(c) Parent (i) shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ and accountants’ fees) incurred by the Company, any of its Subsidiaries or their respective Representatives in connection with the cooperation of the Company, its Subsidiaries and their respective Representatives contemplated by this Section 7.06 (other than in connection with the provision of information that the Company would have prepared in the ordinary course for inclusion in the Company SEC Documents or the Form S-4), (ii) acknowledges and agrees that the Company, its Subsidiaries and their respective Representatives shall not incur any liability to any Person prior to the Effective Time under the Financing and (iii) shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except (A) with respect to any information provided by the Company or any of its Subsidiaries in writing for inclusion in customary offering documents and (B) for any of the foregoing to the extent the same is the result of willful misconduct or bad faith of the Company, any such Subsidiary or their respective Representatives.

(d) The Company shall use reasonable best efforts to negotiate a payoff letter from the agent under the Company Credit Facility, in customary form reasonably acceptable to Parent, with respect to any and all obligations of the Company and its Subsidiaries under the Company Credit Facility (the “Company Revolver Indebtedness”) which payoff letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or similar obligations related to such Company Revolver Indebtedness as of the anticipated Closing Date (and daily accrual thereafter) (the “Payoff Amount”) and (ii) state that all liens and all guarantees in connection therewith relating to the assets of the Company or any Subsidiary of the Company shall be, upon the payment of the Payoff Amount on the Closing Date, released and terminated (the payoff letter described in this sentence being referred to as the “Payoff Letter”). The Company shall use its reasonable best efforts to deliver a copy of the Payoff Letter to Parent no less than two Business Days prior to the delivery thereof to such agent, and in any case no less than two Business Days prior to the Closing Date. The Company shall, and shall cause its Subsidiaries to, deliver all notices and take all other actions reasonably requested by Parent to facilitate the termination of commitments under the Company Credit Facility, effective as of the Effective Time, the repayment in full of all obligations then outstanding thereunder (using funds provided by Parent) and the release of all encumbrances and termination of all guarantees in connection therewith on the Closing Date, effective as of the Effective Time (such termination, repayment and release, the “Credit Facility Termination”); provided that in no event shall this Section 7.06(d) require the Company or any of its Subsidiaries to make any payment or incur any obligation or liability in connection with such Credit Agreement Termination or cause such Credit Agreement Termination unless the Closing shall have occurred and the Company shall have received funds to pay in full the Payoff Amount. In addition, to the extent Parent requests, the Company shall use its reasonable best efforts to obtain payoff letters in customary form for and with respect to any other indebtedness to be paid at Closing not covered by the foregoing.

Section 7.07. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Parent (or, in the event of a Subsidiary Merger Election, Merger Subsidiary), any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Parent (or, in the event of a Subsidiary Merger Election, Merger Subsidiary), any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 7.08. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a) any material notice or other communication from any Governmental Authority received by such party in connection with the transactions contemplated by this Agreement;

(b) any inaccuracy of any representation or warranty of such party contained in this Agreement at any time during the term of this Agreement that could reasonably be expected to give rise to a failure of the closing condition set forth in Section 8.02(a) or Section 8.03(a), as the case may be;

(c) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder that could reasonably be expected to give rise to a failure of the closing condition set forth in Section 8.02(b) or Section 8.03(b), as the case may be; and

(d) any change, effect, development or event that has or would reasonably be expected to have a Material Adverse Effect on such party;

provided, however, that the delivery of any notice pursuant to this Section 7.08 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.

Section 7.09. Rule 16b-3. The Company shall, and shall be permitted to, take all actions as may be reasonably requested by any party hereto to cause any dispositions of equity securities of the Company by each individual who is a director or officer of the Company, and who would otherwise be subject to Rule 16b-3 under the 1934 Act, to be exempt under Rule 16b-3 under the 1934 Act.

ARTICLE 8

CONDITIONS TO THE MERGER

Section 8.01. Conditions to the Obligations of Each Party. The obligations of the Company and Parent (and, in the event of a Subsidiary Merger Election, Merger Subsidiary) to consummate the Merger are subject to the satisfaction (or, to the extent permissible, waiver) of the following conditions:

(a) Stockholder Approvals. Each of the Company Shareholder Approval and Parent Shareholder Approval shall have been obtained.

(b) No Order. No Governmental Authority shall have obtained, enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, arbitration award, finding or Order (whether temporary, preliminary or permanent), in any case that is in effect and prevents or prohibits consummation of the Merger.

(c) HSR Act. Any applicable waiting periods, together with any extensions thereof, under the (i) HSR Act and (ii) other similar non-U.S. laws required to consummate the Merger shall have expired or been terminated.

(d) Form S-4. The Form S-4 shall have become effective under the 1933 Act. No stop order suspending the effectiveness of the Form S-4 shall be in effect, and no proceedings for that purpose shall be pending or threatened, by the SEC.

(e) NYSE Listing. The shares of Parent Common Stock to be issued to holders of Company Common Stock upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

Section 8.02. Additional Conditions to Obligations of Parent and Merger Subsidiary. The obligations of Parent (and, in the event of a Subsidiary Merger Election, Merger Subsidiary) to consummate the Merger are also subject to the satisfaction (or, to the extent permissible, waiver) of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties in Section 3.10(b) shall be true and correct in all respects as of the date hereof and as of the Effective Time as though made on and as of the Effective Time, (ii) the representations and warranties of the Company contained in the first sentence of Section 3.01, Section 3.02, Section 3.05(a), Section 3.05(b), Section 3.20, Section 3.21 and Section 3.22 shall be true and correct (in each case disregarding and without giving effect to all qualifications and exceptions contained therein related to materiality or Material Adverse Effect or any similar standard or qualification) in all material respects as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and complete as of such date) and (iii) all other representations and warranties of the Company contained in this Agreement, in each case disregarding and without giving any effect to all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct as of the date hereof and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer’s Certificate. The Company shall have delivered to Parent a certificate, signed by an executive officer of the Company and dated as of the Closing Date, to the effect that the conditions set forth in Section 8.02(a) and Section 8.02(b) have been satisfied.

(d) Consents and Approvals. The Company shall have obtained all of the consents and approvals listed in Schedule 8.02(d).

(e) Proceeding. No Proceeding initiated by any Governmental Authority listed in Schedule 8.02(e) shall be pending that is (i) challenging or seeking to prevent or prohibit consummation of the Merger or (ii) seeking to impose any undertaking, condition or consent decree to compel any divestiture or operational restriction, in each case under this clause (ii) that Parent would not be obligated to agree to accept pursuant to Section 7.02(c).

(f) Financing. Parent shall have consummated the Financing described in the Commitment Letter on the terms and conditions set forth therein and received the proceeds therefrom.

Section 8.03. Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction (or, to the extent permissible, waiver) of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties in Section 4.09(b) shall be true and correct in all respects as of the date hereof and as of the Effective Time as though made on and as of the Effective Time, (ii) the representations and warranties of Parent (and, in the event of a Subsidiary Merger Election, Merger Subsidiary) contained in the first sentence of Section 4.01, Section 4.02 and Section 4.05 shall be true and correct (in each case disregarding and without giving effect to all qualifications and exceptions contained therein related to materiality or Material Adverse Effect or any similar standard or qualification) in all material respects as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and complete as of such date) and (iii) all other representations and warranties of Parent (and, in the event of a Subsidiary Merger Election, Merger Subsidiary) contained in this Agreement and in any certificate or other writing delivered by Parent or Merger Subsidiary pursuant hereto, in each case disregarding and without giving any effect to all qualifications and exceptions contained herein and therein relating to materiality, Parent Material Adverse Effect or any similar standard or qualification pursuant hereto shall be true and correct as of the date hereof and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct has not had and would not have, a Material Adverse Effect on Parent.

(b) Agreements and Covenants. Parent shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer’s Certificate. Parent shall have delivered to the Company a certificate, signed by an executive officer of Parent and dated as of the Closing Date, to the effect that the conditions set forth in Section 8.03(a) and Section 8.03(b) have been satisfied.

ARTICLE 9

TERMINATION

Section 9.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding the receipt of Company Shareholder Approval and/or Parent Shareholder Approval):

(a) by mutual written agreement of the Company and Parent, by action of their respective Boards of Directors;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before September 30, 2011 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 9.01(b)(i) shall not be available to any party if a breach of any provision of this Agreement by such party has resulted in the failure of the Merger to be consummated by such time;

(ii) there shall be any Applicable Law that (A) is final and makes consummation of the Merger illegal or otherwise prohibited or (B) permanently enjoins the Company or Parent from consummating the

Merger and such enjoinment shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 9.01(b)(ii) shall not be available to any party whose failure to comply in any material respect with any provision of this Agreement has been the direct cause of, or resulted directly in, such action; or

(iii) at the Company Shareholder Meeting (including any adjournment or postponement thereof), the Company Shareholder Approval shall not have been obtained; or

(iv) at the Parent Shareholder Meeting (including any adjournment or postponement thereof), Parent Shareholder Approval shall not have been obtained;

(c) by Parent, if:

(i) (A) a Company Adverse Recommendation Change has occurred, (B) the Company shall have intentionally and knowingly breached in any material respect any of the provisions of Section 5.02, (C) a tender or exchange offer relating to securities of the Company shall have been commenced by a Person unaffiliated with Parent, and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the 1934 Act, within ten Business Days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer or (D) the Company Board shall have failed to publicly confirm the Company Board Recommendation within ten Business Days of a written request by Parent that it do so, provided Parent shall not make such a request more frequently than once in any thirty calendar day period; or

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred (A) that would cause the conditions set forth in Section 8.02(a) or Section 8.02(b) not to be satisfied, and (B) if curable, such breach or failure is not cured by the Company by the earlier of (1) the End Date or (2) thirty days following receipt by the Company of written notice of such breach or failure provided that, at the time of the delivery of such written notice, Parent shall not be in material breach of its obligations under this Agreement; or

(d) by the Company, if:

(i) at any time prior to the Company Stockholder Approval, the Company enters into a definitive agreement providing for a Superior Proposal after complying with Section 5.02 and satisfying the requirements and conditions set forth in clauses (i), (ii), (iii) and (iv) of

Section 5.02(d); provided, that the Company shall have paid all amounts due pursuant to Section 10.04(b) in accordance with the terms, and at the times, specified therein;

(ii) (A) a Parent Adverse Recommendation Change has occurred, (B) Parent shall have intentionally and knowingly breached in any material respect any of the provisions of Section 6.06 or (C) Parent Board shall have failed to publicly confirm the Parent Board Recommendation within ten Business Days of a written request by the Company that it do so, provided the Company shall not make such a request more frequently than once in any thirty calendar day period;

(iii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent (or, in the event of a Subsidiary Merger Election, Parent or Merger Subsidiary) set forth in this Agreement shall have occurred (A) that would cause the conditions set forth in Section 8.03(a) or Section 8.03(b) not to be satisfied, and (B) if curable, such breach or failure is not cured by Parent by the earlier of (1) the End Date or (2) thirty days following receipt by Parent of written notice of such breach or failure provided that, at the time of the delivery of such written notice, the Company shall not be in material breach of its obligations under this Agreement; or

(iv) (A) all of the conditions set forth in Section 8.01 and Section 8.02 have been satisfied (other than the conditions set forth in Section 8.01(e), Section 8.02(c) and Section 8.02(f) and assuming for purposes of this Section 9.01(d)(iv)(A) that the Effective Time shall be deemed to be the time of delivery of the Company’s notice provided in subsection (C) below and the time the Company terminates this Agreement pursuant to this Section 9.01(d)(iv)(A)), (B) the Marketing Period has elapsed, (C) Parent (and, in the event of a Subsidiary Merger Election, Merger Subsidiary) shall have failed to complete the Closing during the period (which may not be less than three Business Days, commencing with the first Business Day) following the date on which the Company has given written notice to Parent that it believes the three Business Day period contemplated by Section 1.01(b) has commenced and (D) the Company stands ready, willing and able to consummate the Closing following delivery of such notice.

The party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give notice of such termination to the other party.

Section 9.02. Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto (except as provided in Section 10.04(b) or Section 10.04(c)); provided that, if such termination shall result from the intentional and material breach by any party of any representation or warranty, covenant or agreement contained herein, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such breach. The provisions of this Section 9.02 and Article 10 (other than Section 10.13) shall survive any termination hereof pursuant to Section 9.01.

ARTICLE 10

MISCELLANEOUS

Section 10.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or electronic mail transmission) and shall be given,

if to Parent or Merger Subsidiary, to:

Kindred Healthcare, Inc.

680 South Fourth Street

Louisville, Kentucky 40202-2412

Attention: Joseph L. Landenwich

Facsimile No.: (502) 596-4075

Email: Joseph.Landenwich@kindredhealthcare.com

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Attention: Ethan A. Klingsberg and Benet J. O’Reilly

Facsimile No.: (212) 225-3999

Email: eklingsberg@cgsh.com and boreilly@cgsh.com

if to the Company, to:

RehabCare Group, Inc.

7733 Forsyth Boulevard, 23rd Floor

St. Louis, Missouri 63105

Attention: Patricia S. Williams

Facsimile No.: (314) 863-0769

E-mail: pswilliams@rehabcare.com

with copies to:

Armstrong Teasdale LLP

7700 Forsyth Boulevard, Suite 1800

St. Louis, Missouri 63105

Attention: David W. Braswell

Facsimile No.: (314) 612-2229

Email: dbraswell@armstrongteasdale.com

Bryan Cave LLP

211 North Broadway, Suite 3600

St. Louis, Missouri 63102

Attention: William F. Seabaugh and Joel N. Lander

Facsimile No.: (314) 552-8450

Email: wfseabaugh@bryancave.com and

joel.lander@bryancave.com

or to such other address, facsimile number or electronic mail address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 10.02. Non-Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, or except as otherwise provided in Section 9.02, upon termination of this Agreement.

Section 10.03. Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after the Company Shareholder Approval or Parent Shareholder Approval there shall be no amendment or waiver that pursuant to Delaware Law requires further Company Shareholder Approval or Parent Shareholder Approval, as the case may be, without such further approval.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 10.04. Expenses.

(a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) If a Company Payment Event (as hereinafter defined) occurs, the Company shall pay Parent (by wire transfer of immediately available funds), if, pursuant to clause (x) below, simultaneously with the occurrence of such Company Payment Event (and as a condition to the effectiveness of such termination by the Company) or, if pursuant to clause (y) below, within two Business Days following the consummation of an Acquisition Proposal, the Company Termination Fee.

“Company Payment Event” means the termination of this Agreement pursuant to (x) Section 9.01(c)(i) or Section 9.01(d)(i) or (y) Section 9.01(b)(i), Section 9.01(b)(iii) or Section 9.01(c)(ii) but in the case of clause (y), only if (A) prior to such termination, an Acquisition Proposal shall have been (i) made to the shareholders of the Company generally, proposed to the Company Board or publicly announced by a Third Party in the case of Section 9.01(b)(i) or Section 9.01(c)(ii) or (ii) made to the shareholders of the Company generally or publicly announced by a Third Party in the case of Section 9.01(b)(iii), and (B) within twelve months following the date of such termination, the Company enters into a definitive agreement with respect to, or consummates, a transaction described in the definition of “Acquisition Proposal” (provided, that for purposes of this definition only, all references to 20% in the definition of “Acquisition Proposal” shall be deemed instead to be “50%”).

“Company Termination Fee” means an amount equal to $26,000,000.

(c) If a Parent Payment Event (as hereinafter defined) occurs, Parent shall pay the Company (by wire transfer of immediately available funds), within two Business Days following the termination, $62,000,000 (the “Parent Termination Fee”).

“Parent Payment Event” means the termination of this Agreement pursuant to Section 9.01(d)(ii) or Section 9.01(d)(iv).

(d) Each party acknowledges that the agreements contained in this Section 10.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other party would not enter into this Agreement. Notwithstanding anything to the contrary in this Agreement, each party acknowledges and agrees on behalf of itself and its Affiliates that (i) the fee contemplated by this Section 10.04 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the other party in the circumstances in which the fee is payable for the efforts and resources expended and opportunity forgone while negotiating this Agreement and in reliance on this

Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, (ii) in the event that the Company Termination Fee becomes payable and is paid by the Company pursuant to this Section 10.04, neither the Company nor any of its Subsidiaries shall have any further liability or obligation to Parent or its Subsidiaries relating to or arising out of this Agreement, the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of oral representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise, and (iii) in the event that the Parent Termination Fee becomes payable and is paid by Parent pursuant to this Section 10.04, none of Parent, its Subsidiaries or the Financing Parties (which for purposes of this Section 10.04 shall include each of their affiliates, equity holders, directors, employees, agents and advisors) shall have any further liability or obligation to the Company or its Subsidiaries relating to or arising out of this Agreement, the transactions contemplated hereby, the Commitment Letter or in respect of any other document or theory of law or equity or in respect of oral representations made or alleged to be made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise; provided, however, this Section 10.04(d) shall not limit the right of any party to specific performance of this Agreement pursuant to Section 10.13 and the remedies related thereto prior to the termination of this Agreement in accordance with its terms.

(e) For the avoidance of doubt, only one fee shall be payable pursuant to this Section 10.04.

Section 10.05. Disclosure Schedule References. If and to the extent any information required to be furnished in any Section of a Disclosure Schedule is contained in any other Section of such Disclosure Schedule, such information shall be deemed to be included in all Sections of such Disclosure Schedule in which the information would otherwise be required to be included so long as the relevance of such information to such other Sections is reasonably apparent on its face. Disclosure of any fact or item in any Section of a Disclosure Schedules shall not be considered an admission by the disclosing party that such item or fact (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on the Company or Parent, as the case may be, or that such item or fact will in fact exceed any applicable threshold limitation set forth in the Agreement and shall not be construed as an admission by the disclosing party of any non-compliance with, or violation of, any third party rights (including but not limited to any Intellectual Property rights) or any Applicable Law of any Governmental Authority, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein or of disclosing any information required to be disclosed under the Agreement.

Section 10.06. Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except (i) only from and after the Effective Time, as provided in Section 6.04 and, only from and after the Effective Time, for the rights of the holders of Company Common Stock, Company Restricted Shares and Company Stock Options under Article 1 of this Agreement to receive payment therefor and (ii) Section 10.08(b) and Section 10.09 which are intended to inure to the benefit of the Financing Parties (which for purposes of this Section 10.06 shall include each of their affiliates, equity holders, directors, employees, agents and advisors), no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party provided that Parent or Merger Subsidiary may pledge its rights hereunder as security to any of the Financing Parties.

Section 10.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 10.08. Jurisdiction. (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Delaware Court of Chancery or, if such court shall not have jurisdiction, any federal court sitting in Delaware, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.01 shall be deemed effective service of process on such party.

(b) Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Parties (which for purposes of this Section 10.08 shall include each of their affiliates, equity holders, directors, employees, agents and advisors) in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under Applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). The parties hereby further agree that New York State or United States Federal courts sitting in the borough of Manhattan, City of New York shall have exclusive jurisdiction over any action brought against any Financing Party under the Commitment Letter in connection with the transactions contemplated under this Agreement and the Commitment Letter.

Section 10.09. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, INCLUDING ANY LEGAL PROCEEDING AGAINST ANY FINANCING PARTY (WHICH FOR PURPOSES OF THIS SECTION 10.09 SHALL INCLUDE EACH OF THEIR AFFILIATES, EQUITY HOLDERS, DIRECTORS, EMPLOYEES, AGENTS AND ADVISORS) ARISING OUT OF THE COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 10.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Delivery of a signed counterpart of a signature page of this Agreement by facsimile or by PDF file (portable document format file) shall be as effective as delivery of a manually signed counterpart of this Agreement. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 10.11. Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter thereof and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter thereof.

Section 10.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that, prior to the termination of this Agreement, the parties shall be entitled, without posting a bond or similar indemnity, to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court as specified in Section 10.08, in addition to any other remedy to which they are entitled at law or in equity. Subject to Section 10.04(b) and Section 10.04(d), the parties acknowledge and agree that damages of a party shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s shareholders (taking into consideration relevant matters, including lost shareholder premium, other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party. Without limiting the foregoing, it is explicitly agreed that the Company shall be entitled to specific performance (a) to cause Parent (and, in the event of a Subsidiary Merger Election, Merger Subsidiary) to enforce the terms of the Commitment Letter (including by demanding Parent to file one or more lawsuits against the sources of Financing to fully enforce such sources’ obligations thereunder and Parent’s rights thereunder) and (b) of Parent’s (and, in the event of a Subsidiary Merger Election, Merger Subsidiary’s) obligations to fund the Merger and to consummate the Merger in the event that, in each case, (i) all conditions in Section 8.01 and Section 8.02 (other than, in the case of clause (a) above, Section 8.02(f)) have been satisfied (other than conditions that by their nature can only be satisfied by actions taken at Closing) at the time when the Closing would have occurred and (ii) all of the conditions to the consummation of the financing provided by the Commitment Letter, pursuant to the commitments with respect thereto have been satisfied (other than those conditions that by their nature can only be satisfied by actions taken at the Closing). Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the other party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.

ARTICLE 11

DEFINITIONS

Section 11.01. Definitions.

As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer or proposal (other than an offer or proposal by Merger Subsidiary or Parent) relating to, (i) any acquisition or purchase, direct or indirect (including by merger), of 20% or more of the voting securities of the Company, (ii) any tender offer or exchange offer that, if consummated, would result in such Third Party beneficially owning 20% or more of the voting securities of the Company, or (iii) a sale of assets (including by way of a sale of capital stock of, or other equity interests in, any Subsidiary of the Company) equal to 20% or more of the fair market value of the Company’s consolidated assets or to which 20% or more of the Company’s net revenues or net income on a consolidated basis are attributable, or a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Company or to which 20% or more of the Company’s net revenues or net income on a consolidated basis are attributable.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise herein.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2010 and the footnotes thereto set forth in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2010.

“Company Balance Sheet Date” means September 30, 2010.

“Company Common Stock” means the common stock, $0.01 par value, of the Company.

“Company Credit Facility” means the Company’s Amended and Restated Credit Agreement with Bank of America, N.A., as administrative agent and collateral agent, and Banc of America Securities LLC, RBC Capital Markets and BNP Paribas Securities Corp., as joint lead arrangers.

“Company Data Room” means the documents and information relating to the Company and its Subsidiaries provided to Parent in that certain virtual data room maintained by the Company.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Owned Intellectual Property” means all Intellectual Property owned (or purported to be owned) by the Company or any of its Subsidiaries and includes all Intellectual Property listed in Section 3.17(a) of the Company Disclosure Schedule.

“Company Restricted Share” means each restricted share of Company Common Stock outstanding as of the Effective Time granted pursuant to any equity or compensation plan or arrangement of the Company.

“Compliant” means, with respect to the Required Information, that (i) that such Required Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information, in light of the circumstances under which it was made, not misleading, (ii) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the 1933 Act (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16) for offerings of debt securities on a registration statement on Form S-3, or, if applicable, in a Rule 144A offering, (iii) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information, (iv) the Company’s auditors have delivered drafts of customary comfort letters, including, without limitation, customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the offering documents, and such auditors have confirmed they are prepared to issue any such comfort letter upon pricing throughout the Marketing Period and (v) the financial statements and other financial information (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16) included in such Required Information are, and remain throughout the Marketing Period, sufficient to permit (A) a registration statement on Form S-3 using such financial statements and financial information to be declared effective by the SEC throughout the Marketing Period or, if applicable, the relevant debt securities to be offered in a Rule 144A offering and (B) the Financing Parties to receive customary comfort letters, including, without limitation, customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the offering documents, in order to consummate any offering of debt securities on Form S-3 or, if applicable, in a Rule 144A offering throughout the Marketing Period.

“Contract” any legally binding contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit, lease or license.

“Delaware Law” means the Delaware General Corporation Law.

“Disclosure Schedule” means the Company Disclosure Schedule and/or the Parent Disclosure Schedule, as applicable.

“Environmental Law” means any Applicable Law relating to (i) the presence, release or control of or exposure to any Hazardous Substance (ii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation of a Hazardous Substance, (iii) human health and safety with respect to exposures to and management of Hazardous Substances, or (iv) pollution or protection of the environment (including outdoor or indoor air, groundwater, surface water, sediments, soils, land surface and subsurface strata) or natural resources.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Laws and affecting, or relating to, the business of the Company or any of its Subsidiaries as conducted as of the date of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“GAAP” means United States generally accepted accounting principles consistently applied.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority.

“Hazardous Substance” means any chemical, substance, waste or material identified, listed, regulated or defined as a “pollutant”, “contaminant”, “toxic,” “radioactive,” “ignitable,” “corrosive,” “reactive,” or “hazardous,” or subject to liability or a requirement for investigation or remediation, under any Environmental Law, including petroleum or any fraction thereof, asbestos and asbestos-containing material, and toxic mold.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means all intellectual property, industrial property and other similar proprietary rights, in any jurisdiction, whether registered or not, including, rights in and to (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations, and applications to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) inventions and discoveries, whether patentable or not; patents, applications for patents (including, without limitation, divisions, continuations, continuations in part, reexaminations and any counterparts claiming priority therefrom), and any renewals, extensions, or reissues thereof; (iii) trade secrets, business, technical and know-how information, non-public information and confidential information and rights to limit the use or disclosure thereof by any Person (collectively, “Trade Secrets”); (iv) writings and other works of authorship including software, whether copyrightable or not, and any and all copyright rights, whether registered or not; and registrations or applications for registration of copyrights, and any renewals or extensions thereof; (v) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights and (vii) all tangible embodiments and all past, present and future claims, causes of action and defenses relating to the any of the foregoing.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation used by the Company or its Subsidiaries, including as owned, licensed or leased by the Company or its Subsidiaries pursuant to written agreement (excluding any public networks).

“knowledge” of a party means the actual knowledge of such party’s executive officers after making due inquiry of those Persons reporting directly to such individual, but without further investigation by such individual.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset, including rights of first refusal, options to purchase, purchase agreements and Contracts for deed or installment sale agreements. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“made available” means with respect to any material shall mean a copy of such material has been (a) posted on or before 5 p.m. (Central Time) on February 4, 2011 to the Company Data Room or Parent Data Room, as applicable or (b) provided to counsel to Parent after February 4, 2011 but before 2 p.m. (Central Time) on February 7, 2011.

“Marketing Period” means the first period of thirty-five consecutive calendar days after the date of this Agreement beginning on the later of the first day on which (a) Parent shall have the Required Information the Company is required to provide pursuant to Section 7.06(b), and such Required Information is Compliant; provided, that if the Company shall in good faith reasonably believe it has provided the Required Information and such Required Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have complied with this clause (a) unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information or that the Required Information is not Compliant and, within two Business Days after the receipt of such notice by Parent, delivers a written notice to the Company to that effect (describing with reasonable specificity which Required Information the Company has not delivered or is not Compliant), (b) all of the conditions set forth in Section 8.01(b), Section 8.01(c), Section 8.02(d) and Section 8.02(e) have been satisfied, or waived by Parent, and nothing has occurred and no condition exists that would cause any of such conditions not to be satisfied assuming Closing were to be scheduled for any time during such thirty-five consecutive calendar day period, (c) there shall have been no changes, effects, developments or events that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on the Company and (d) the Form S-4 shall have been filed with the SEC; provided (w) such period shall end no earlier than five Business Days after the first date that each of the conditions set forth in Section 8.01(a) shall have been satisfied, (x) that such period shall not include any period that includes the period from and including August 22, 2011 through and including September 6, 2011, (y) if such period either (1) begins prior to May 28, 2011 and ends after May 30, 2011 or (2) begins prior to July 2, 2011 and ends after July 5, 2011, such thirty-five consecutive calendar day period shall be extended by three calendar days and (z) that the Marketing Period shall end on any earlier date on which the Financing is consummated. Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such thirty-five consecutive calendar day period, (x) the Company shall have publicly announced any intention to restate any material financial information included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required, and the requirements in clauses (a) and (b) above would be satisfied on the first day, throughout and on the last day of such new thirty-five consecutive calendar day period or (y) the Required Information would not be Compliant at any time during such thirty-five consecutive calendar day period, in which case a new thirty-five consecutive calendar day period shall commence upon Parent and the Financing Parties receiving updated Required Information that would be Compliant, and the requirements in clauses (a) and (b) above would be satisfied on the first day, throughout and on the last day of such new thirty-five consecutive calendar day period (for the avoidance of doubt, it being understood that if at any time during the Marketing Period the Required Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have occurred).

“Material Adverse Effect” means with respect to any Person, any change, effect, development or event that has had or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, liabilities, or results of operations of such Person and its Subsidiaries, taken as a whole; provided, however, that no change, effect, development or event (by itself or when aggregated or taken together with any and all other changes, effects, developments or events) to the extent resulting from, arising out of, or attributable to, any of the following shall be deemed to constitute or be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur: (A) any changes, effects, developments or events in the economy or the financial, credit or securities markets in general (including changes in interest or exchange rates), (B) any changes, effects, developments or events in the industries in which such Person and its Subsidiaries operate, (C) any changes, effects, developments or events resulting from the announcement or pendency of the transactions contemplated by this Agreement, the identity of Parent or the performance or compliance with the terms of this Agreement (including, in each case, any loss of customers, suppliers or employees or any disruption in business relationships resulting therefrom, but excluding the effects of compliance with Section 5.01), (D) any changes, effects, developments or events resulting from the failure of such Person to meet internal forecasts, budgets or financial projections or fluctuations in the trading price or volume of such Person’s common stock (but not, in each case, the underlying cause of such failure or fluctuations, unless such underlying cause would otherwise be excepted from this definition), (E) acts of God, natural disasters, calamities, national or international political or social conditions, including the engagement by any country in hostility (whether commenced before, on or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war), or the occurrence of a military or terrorist attack, or (F) any changes in Applicable Law or GAAP (or any interpretation thereof), except to the extent such changes, effects, developments or events resulting from or arising out of the matters described in clauses (A), (B), (E) and (F) disproportionately affect such Person and its Subsidiaries as compared to other companies operating in the industries in which such Person and its Subsidiaries operate.

“Multiemployer Plan” means any “multiemployer plan,” as defined in Section 3(37) of ERISA.

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means (i) with respect to any entity that is a corporation, such corporation’s certificate or articles of incorporation and bylaws, (ii) with respect to any entity that is a limited liability company, such limited liability company’s certificate or articles of formation and operating agreement, and (iii) with respect to any other entity, such entity’s organizational or charter documents.

“Parent Balance Sheet” means the consolidated balance sheet of Parent and its Subsidiaries as of September 30, 2010 and the footnotes thereto set forth in Parent’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2010.

“Parent Common Stock” means the common stock, $0.25 par value, of Parent.

“Parent Data Room” means the documents and information relating to Parent and its Subsidiaries provided to the Company in that certain virtual data room maintained by Parent.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Owned Intellectual Property” means all Intellectual Property owned (or purported to be owned) by the Parent or any of its Subsidiaries.

“Parent Performance Unit” means the right to receive a share of Parent Common Stock upon the achievement of specified performance goals.

“Parent Stock Option” means the option to purchase a share of Parent Common Stock.

“Permitted Liens” means any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet due and delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens or security interests arising or incurred in the ordinary course of business that are not yet due; (iii) Liens to secure obligations to landlords, lessors or renters under leases or rental agreements or underlying leased property arising in the ordinary course of business; (iv) Liens imposed by Applicable Law (other than as a result of a failure to comply therewith); (v) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade Contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) Liens that do not materially detract from the value or materially interfere with the present use of the property or asset subject thereto or affected thereby; (viii) with respect to the Company, Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Documents filed prior to the date of this Agreement; and (ix) with respect to Parent, Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of Parent included in the Parent SEC Documents filed prior to the date of this Agreement; (x) with respect to the Company, Liens on Company Owned Intellectual Property recorded prior to the date of this Agreement at the United States Patent and Trademark Office; and (xi) with respect to Parent, Liens on Intellectual Property owned by Parent and recorded prior to the date of this Agreement at the United States Patent and Trademark Office.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Stock Plans” means the RehabCare Group, Inc. 2006 Equity Incentive Plan, the RehabCare Directors’ Stock Option Plan, the Second Amended and Restated 1996 Long-Term Performance Plan, and the RehabCare Corp. 1987 Incentive Stock Option Plan and 1987 Nonstatutory Stock Option Plans.

“Subsidiary” means (i) with respect to any Person (including the Company), any entity, the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other entity, of which securities or other ownership interests representing at least fifty percent of the equity or at least fifty percent of the ordinary voting power (or, in the case of a partnership, more than fifty percent of the general partnership interests) are directly or indirectly owned by such Person and (ii) with respect to the Company (in addition to clause (i)), each of the entities listed on Section 3.06(a) of the Company Disclosure Schedule.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“WARN Act” means the U.S. Worker Adjustment and Retraining Notification Act and any state or local equivalent.

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Acceptable Confidentiality Agreement	Section 5.02(b)
Agreement	Preamble
Antitrust Filings	Section 7.02(b)
Cash Consideration	Section 1.02(a)
Certificate	Section 1.02(a)
Certificate of Merger	Section 1.01(c)
Closing	Section 1.01(b)
Closing Date	Section 1.01(b)
COBRA	Section 3.16(g)
Commitment Letter	Section 4.16
Company	Preamble
Company Adverse Recommendation Change	Section 5.02(a)(i)
Company Board	Section 1.05(a)
Company Board Recommendation	Section 3.02(c)
Company Capital Stock	Section 3.05(a)
Company Facility	Section 3.13(c)
Company Intervening Event	Section 5.02(d)
Company Material Contract	Section 3.14(a)
Company Payment Event	Section 10.04(b)
Company Permits	Section 3.13(c)
Company Physician-Investor	Section 3.13(d)
Company Preferred Stock	Section 3.05(a)
Company Revolver Indebtedness	Section 7.06(d)
Company SEC Documents	Section 3.07(a)
Company Securities	Section 3.05(b)
Company Shareholder Approval	Section 3.02(a)
Company Shareholder Meeting	Section 7.01(a)
Company Stock Option	Section 1.05(b)
Company Subsidiary Securities	Section 3.06(b)
Company Termination Fee	Section 10.04(b)
Confidentiality Agreement	Section 5.03(c)
Credit Facility Termination	Section 7.06(d)
Current Employees	Section 6.05(a)
D&O Insurance	Section 6.04(c)
Dissenting Shares	Section 1.04
Effective Time	Section 1.01(c)
Employee	Section 3.16(k)
Employee Plans	Section 3.16(a)
End Date	Section 9.01(b)(i)
ESPP	Section 1.05(c)

Term	Section
Exchange Agent	Section 1.03(a)
Exchange Fund	Section 1.03(a)
Federal Anti-Kickback Statute	Section 3.13(a)(iii)
Financing	Section 4.16
Financing Parties	Section 7.06(b)
Form S-4	Section 7.01(a)
Health Care Regulatory Laws	Section 3.13(a)
HIPAA	Section 3.13(a)(iv)
Improvements	Section 3.18(d)
Indemnified Person	Section 6.04(a)
internal controls	Section 3.07(g)
IRF	Section 3.23(c)
Joint Proxy Statement	Section 7.01(a)
Leased Real Property	Section 3.18(b)
LTCH	Section 3.23(b)
Merger	Section 1.01(a)
Merger Consideration	Section 1.02(a)
Merger Subsidiary	Preamble
New Company Plans	Section 6.05(a)
Order	Section 3.12
Owned Real Property	Section 3.18(a)
Parent	Preamble
Parent Adverse Recommendation Change	Section 6.06(a)
Parent Board	Section 4.02(c)
Parent Board Recommendation	Section 4.02(c)
Parent Capital Stock	Section 4.05(a)
Parent Employee Plans	Section 4.14(a)
Parent Facility	Section 4.11
Parent Intervening Event	Section 6.06(b)
Parent Material Contract	Section 4.12
Parent Payment Event	Section 10.04(c)
Parent Permits	Section 4.11
Parent Preferred Stock	Section 4.05(a)
Parent SEC Documents	Section 4.07(a)
Parent Share Issuance	Section 4.02(c)
Parent Shareholder Approval	Section 4.02(a)
Parent Shareholder Meeting	Section 7.01(a)
Parent Termination Fee	Section 10.04(c)
Payoff Amount	Section 7.06(d)
Payoff Letter	Section 7.06(d)
Payors	Section 3.23(a)
Physician-Investor	Section 3.13(d)
Proceedings	Section 3.12
Real Property	Section 3.18(b)
Representatives	Section 5.02(a)(i)

Term	Section
Required Governmental Authorizations	Section 3.03
Required Information	Section 7.06(b)
Stark Act	Section 3.13(a)(i)
Stock Consideration	Section 1.02(a)
Subsidiary Merger Election	Section 1.01(a)
Superior Proposal	Section 5.02(e)
Surviving Corporation	Section 1.01(a)
Tax Return	Section 3.15(j)
Taxes	Section 3.15(i)
Taxing Authority	Section 3.15(i)
Title Companies	Section 5.05
Titled Property	Section 5.05
Uncertificated Share	Section 1.02(a)

Section 11.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Except as the context may otherwise require, references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. Any dollar threshold set further herein shall not be used as a benchmark for determination of what is “material” or a “Material Adverse Effect” or any phrase of similar import under the Agreement. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. The parties agree that the terms and language of this Agreement were the result of negotiations between the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

KINDRED HEALTHCARE, INC.

By:	/s/ Paul J. Diaz
	Name:	Paul J. Diaz
	Title:	President and Chief Executive Officer

KINDRED HEALTHCARE DEVELOPMENT, INC.

By:	/s/ Paul J. Diaz
	Name:	Paul J. Diaz
	Title:	President and Chief Executive Officer

REHABCARE GROUP, INC.

By:	/s/ John Short
	Name:	John Short
	Title:	President and Chief Executive Officer

[Signature page to Agreement and Plan of Merger]